Exhibit 99.2

Royal Dutch Shell plc

Financial Report 2004

Financial Report 2004

This report contains:

(1)	A Supplemental Discussion and Analysis of Financial Condition and Results of Operations with respect to Royal Dutch Shell plc, a publicly-listed company incorporated in England and Wales and headquartered and tax resident in The Netherlands (“Royal Dutch Shell”), that supplements the Discussion and Analysis of Financial Condition and Results of Operations of the Royal Dutch/ Shell Group of Companies (the “Royal Dutch/Shell Group”) contained in the Annual Report on Form 20-F/ A of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) and The “Shell” Transport and Trading Company, plc (“Shell Transport”) for the year ending December 31, 2004 (the “2004 20-F/ A”), the predecessors to Royal Dutch Shell;

(2)	Selected Financial Data for the five years ending December 31, 2004; and

(3)	Audited Consolidated Financial Statements and unaudited[1] supplementary information of Royal Dutch Shell for the three years ending December 31, 2004.

This report contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the unification of Royal Dutch and Shell Transport under Royal Dutch Shell, described below and reflected in the audited Consolidated Financial Statements attached hereto. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to the costs related to the unification transaction; the failure of the unification transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; tax treatment of dividends paid to shareholders; the accounting implications of the unification transaction and other factors affecting the Royal Dutch/Shell Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the 2004 20-F/A for a description of certain important factors, risks and uncertainties that may affect the businesses of Royal Dutch Shell and its consolidated subsidiaries.

Supplemental

Discussion and Analysis of Financial Condition and Results of Operations

Royal Dutch Shell plc

This Supplemental Discussion and Analysis of Financial Condition and Results of Operations with respect to Royal Dutch Shell supplements the Discussion and Analysis of Financial Condition and Results of Operations of the Royal Dutch/ Shell Group contained in the 2004 20-F/ A (the “Pre-Transaction MD&A”) to reflect the material changes to the Pre-Transaction MD&A following the unification of Royal Dutch and Shell Transport under Royal Dutch Shell, as reflected in the audited Consolidated Financial Statements attached hereto. This discussion does not purport to restate the Pre-Transaction MD&A.

Unification of Royal Dutch and Shell Transport

On July 20, 2005, Royal Dutch Shell became the parent company of Royal Dutch and Shell Transport and, through Royal Dutch and Shell Transport, of the Royal Dutch/ Shell Group following (a) the registration by the Registrar of Companies in England and Wales of the order of the High Court of Justice in England and Wales sanctioning the scheme of arrangement of Shell Transport under English law (the “Scheme”) and (b) Royal Dutch Shell’s confirmation that the exchange offer (the “Exchange Offer”, and together with the

[1]	Reserves, reserves volumes and reserves related information and disclosure are referred to as “unaudited” as a means to clarify that this information is not covered by the audit opinion of the registered independent public accounting firms that have audited and reported on the Consolidated Financial Statements of Royal Dutch Shell.

Royal Dutch Shell plc

Financial Report 2004	1

Scheme, the “Transaction”) for all of the ordinary shares of Royal Dutch, commenced on May 19, 2005, had become unconditional (gestanddoening). Pursuant to the Transaction, on July 20, 2005, Royal Dutch Shell acquired all the outstanding capital stock of Shell Transport and 91.69% of the outstanding capital stock of Royal Dutch. The 8.31% of the outstanding capital stock of Royal Dutch not acquired by Royal Dutch Shell is owned by persons unaffiliated with Royal Dutch Shell. Royal Dutch Shell has also announced that it has commenced a subsequent offer acceptance period during which the remaining holders of Royal Dutch shares may tender their shares in exchange for Royal Dutch Shell shares (or ADRs), in accordance with the procedures described in the Exchange Offer. The subsequent offer acceptance period will end on 9 August 2005. The Consolidated Financial Statements for periods ending on or after the date of consummation of the Transaction will give effect to any minority interest in Royal Dutch outstanding on the date thereof. The financial statements furnished on this Form 6-K reflect the financial position and results of the Shell Group on a 100% basis without giving effect to any minority interests in Royal Dutch resulting from the Transaction. Collectively Royal Dutch Shell, Royal Dutch, Shell Transport and the Royal Dutch/Shell Group are referred to as the “Shell Group”.

Pursuant to the Transaction on July 20, 2005, the terms of the Exchange Offer and the Scheme, holders of ordinary shares of Royal Dutch (“Royal Dutch Ordinary Shares”), holders or Shell Transport ordinary shares (the “Shell Transport Ordinary Shares”), holders of Shell Transport bearer warrants and holders of American depositary receipts representing Shell Transport Ordinary Shares (the “Shell Transport ADRs”) received, respectively:

• for each Royal Dutch Ordinary Share held in New York registry form tendered:	1 Royal Dutch Shell Class A American depositary receipt (representing 2 Royal Dutch Shell Class A ordinary shares)
• for each Royal Dutch Ordinary Share held in bearer or Hague registry form tendered:	2 Royal Dutch Shell Class A ordinary shares
• for each Shell Transport Ordinary Share (including Shell Transport Ordinary Shares to which holders of Shell Transport bearer warrants are entitled):	0.287333066 Royal Dutch Shell Class B ordinary shares
• for each Shell Transport ADR:	0.861999198 Royal Dutch Shell Class B American depositary receipts (representing 2 Royal Dutch Shell Class B ordinary shares)

Royal Dutch Shell Class A ordinary shares and Royal Dutch Shell Class B ordinary shares are identical, except for the dividend access mechanism described more fully in Royal Dutch Shell’s Report on Form 6-K previously furnished to the U.S. Securities and Exchange Commission on July 20, 2005 (containing the description of the Royal Dutch Shell capital stock), which will only apply to the Class B ordinary shares.

Accounting of the Transaction

The Transaction has been accounted for using a carry-over basis of the historical costs of the assets and liabilities of the Royal Dutch/ Shell Group, Royal Dutch and Shell Transport. The Transaction has been accounted for as one that involves a single economic entity based on the history of the operation and management of Royal Dutch, Shell Transport and the Royal Dutch/Shell Group. Royal Dutch and Shell Transport entered into a scheme of amalgamation dated September 12, 1906 and agreements from 1907 by which the scheme of amalgamation was implemented and pursuant to which they “amalgamated” their interests in the oil industry in a transaction that would have been accounted for as a business combination under current accounting standards. Since that time, Royal Dutch has owned 60% of the Royal Dutch/ Shell Group and Shell Transport has owned 40% of the Royal Dutch/ Shell Group. All operating activities have been conducted through the Royal Dutch/ Shell Group and the Royal Dutch/ Shell Group has operated as a single economic enterprise. Prior to the consummation of the Transaction, economic interests of the Royal Dutch and Shell Transport shareholders in the Royal Dutch/ Shell Group reflected the 60:40 economic interests of Royal Dutch and Shell Transport in the Royal Dutch/ Shell Group. As discussed below the Transaction had little impact on the economic rights and exposures of shareholders of Royal Dutch and Shell Transport, as the separate assets and liabilities of Royal Dutch and Shell Transport are not material in relation to their interests in the Royal Dutch/ Shell Group, and the Transaction did not result in the acquisition of any new businesses or operating assets and liabilities. In addition, the Transaction did not affect the proved oil and gas reserve information reported by the Royal Dutch/ Shell Group, Royal Dutch and Shell Transport.

The Transaction did not affect the operating cash flow, liquidity or capital resources reflected in the Pre-Transaction MD&A, as all cash flow, other than interest income and interest expense of Royal Dutch and Shell Transport that are not material in relation to that of the Royal Dutch/ Shell Group, and other material financial activities arise at the Royal Dutch/ Shell Group level.

Consolidated Statement of Income

While net income of the Shell Group, after giving effect to the Transaction, remained unchanged at $18.2 billion, $12.3 billion and $9.7 billion for the years ending December 31, 2004, 2003 and 2002, respectively, administrative expenses of Royal Dutch Shell in each of these years increased by $26 million, $17 million and $11 million, respectively. These increases reflect expenses previously incurred at Royal Dutch Shell, Royal Dutch and Shell Transport that were not reflected in the accounts of the Royal Dutch Shell/ Group. The

Royal Dutch Shell plc
Financial Report 2004

resulting decrease in operating profit of Shell Group companies and operating profit in each of the three years was offset by increased interest and other income reflecting interest income earned at Royal Dutch and Shell Transport in each of the three years.

Consolidated Balance Sheet

After giving effect to the Transaction, the net assets of the Shell Group at December 31, 2004 and 2003 increased to $90.5 billion from $84.6 billion and to $78.3 billion from $72.5 billion, respectively. The increases primarily reflect the elimination of transactions between Royal Dutch Shell, Royal Dutch, Shell Transport and the Royal Dutch/ Shell Group in connection with Royal Dutch, Shell Transport and the Royal Dutch/ Shell Group becoming consolidated subsidiaries of Royal Dutch Shell, including:

•	the elimination of dividends payable by the Royal Dutch/ Shell Group to Royal Dutch and Shell Transport as at December 31, 2004 and 2003 of $4,750 million and $5,123 million, respectively. These dividends were included within “Accounts receivable” in the Royal Dutch and Shell Transport Balance Sheet and “Dividends payable” in the Royal Dutch/ Shell Group Balance Sheet.

•	the elimination of short-term deposits by Royal Dutch with a Royal Dutch/ Shell Group company as at December 31, 2004 and 2003 of $60 million and $458 million, respectively, and the elimination of a $6 million amount payable by Royal Dutch Shell to a Royal Dutch/ Shell Group company as at December 31, 2004. The deposits were included within “Accounts receivable” in the Royal Dutch Balance Sheet and “Short-term debt” in the Royal Dutch/ Shell Group Balance Sheet. The amount payable by Royal Dutch Shell was included within “Accounts receivable” in the Royal Dutch/ Shell Group Balance Sheet and “Accounts payable and accrued liabilities” in the Royal Dutch Shell Balance Sheet.

•	the elimination of short-term deposits of $391 million by Royal Dutch Shell with a Royal Dutch/ Shell Group company as at December 31, 2004, previously reflected within “Accounts payable and accrued liabilities” in the Royal Dutch/ Shell Group Balance Sheet and “Investments” in the Royal Dutch Shell Balance Sheet.

The Shell Group Balance Sheet as at December 31, 2004 and 2003, after giving effect to the Transaction, also reflects the inclusion of cash and cash equivalents previously held by Royal Dutch and Shell Transport of $737 million and $165 million, respectively.

Recent Developments

Litigation Update
In connection with the hydrocarbon reserves recategorisation, a number of putative class actions were filed on behalf of participants in certain employee benefit plans sponsored by Shell Oil Company or one of its United States-based affiliates alleging that Royal Dutch, Shell Transport and various current and former officers and directors breached various fiduciary duties to employee participants imposed by the Employee Retirement Income Security Act of 1974 (ERISA). These suits were consolidated in the United States District Court in New Jersey and a consolidated class action complaint was filed in July 2004. A settlement agreement has been reached and the court has preliminarily approved the settlement and preliminarily certified a putative class for settlement purposes. For the settlement to become final, the court must finally approve the settlement agreement and finally certify the settlement class. The settlement agreement requires defendants to pay $90 million to resolve the claims that have been made or that could have been made in this class action lawsuit. In addition to the settlement amount, defendants will also pay up to $1,000,000 to the court-appointed class counsel for their out-of-pocket expenses and will pay the costs incurred in providing notice of the settlement to class members. The corporate defendants will also require Shell Oil Company to adopt specific procedures regarding the monitoring and training of individuals appointed to be ERISA fiduciaries.

The United States Securities and Exchange Commission (the “SEC”) and UK Financial Services Authority (the “FSA”) issued formal orders of private investigation in relation to the reserves recategorisation which Royal Dutch and Shell Transport resolved by reaching agreements with the SEC and the FSA. In connection with the agreement with the SEC, Royal Dutch and Shell Transport consented, without admitting or denying the SEC’s findings or conclusions, to an administrative order finding that Royal Dutch and Shell Transport violated, and requiring Royal Dutch and Shell Transport to cease and desist from future violations of, the antifraud, reporting, recordkeeping and internal control provisions of the US Federal securities laws and related SEC rules, agreed to pay a $120 million civil penalty and has undertaken to spend an additional $5 million developing a comprehensive internal compliance program. In connection with the agreement with the FSA, Royal Dutch and Shell Transport agreed, without admitting or denying the FSA’s findings or conclusions, to the entry of a Final Notice by the FSA finding that Royal Dutch and Shell Transport breached market abuse provisions of the UK’s Financial Services and Markets Act 2000 and the Listing Rules made under it and agreed to pay a penalty of £17 million. The penalties from the SEC and FSA and the additional amount to develop a comprehensive internal compliance program have been paid by Shell Group companies and fully included in the Income Statement of the Shell Group for the year 2004. The United States Department of Justice commenced a criminal investigation but made a determination not to prosecute. Euronext Amsterdam, The Dutch Authority Financial Markets (the “AFM”) and the California Department of Corporations are investigating the issues related to the reserves recategorisation. Management of the Shell Group cannot currently predict the manner and timing of the resolution of these pending matters and is currently unable to estimate the range of reasonably possible losses from such matters. The AFM have announced that their findings do not give rise to any further actions from their side at this time.

Royal Dutch Shell plc

Financial Report 2004	3

Sakhalin

Update on Sakhalin II Project
Sakhalin Energy Investment Company (“SEIC”) provisionally anticipates that Phase 2 project investment costs could be of the order of $20 billion, covering all planned development activity including drilling activity through to 2014, with LNG deliveries starting in the summer of 2008. The SEIC estimates are still work in progress and remain subject to shareholder review and confirmation. SEIC currently has over 75% of its LNG capacity sold under long term contracts and is in negotiation with buyers for the balance of production capacity. The recoverable resource base in Sakhalin II is 17.3 thousand cubic feet of gas and 1 billion barrels of oil which at SEIC’s indicated revised estimates means a project development cost of some $5 to $6 per barrel of oil equivalent and includes the LNG plant.

The project is midway through construction and will provide critical oil and gas infrastructure to Sakhalin Island. Significant milestones have been achieved at the LNG plant, onshore processing facility and the installation of the first gravity based structure offshore. Pipeline construction continues to make good progress and the second gravity based structure is expected to be installed next month.

The cost and schedule estimates are still under review by SEIC and SEIC shareholders, who are focused on aggressively pursuing mitigation actions. SEIC will be working closely with Russian authorities and state experts to review revised plans and budgets.

Looking beyond Sakhalin II, the Shell Group’s overall capital investment programme will reflect its recently announced new project opportunities such as Qatar LNG, Nigeria LNG and Libya, as well as market inflation specific to large construction projects and foreign exchange rate movements. The overall Shell Group investment programme, including these projects and Sakhalin II, will be subject to review, consideration and approval by the Royal Dutch Shell Board later in 2005. The latest estimate for the Shell Group’s 2005 total capital investment, across all its business activities, remains in the order of some $15 billion (excluding the 45% minority share of Sakhalin II held by Mitsui Sakhalin Holdings BV (25%) and Diamond Gas Sakhalin BV – a subsidiary of Mitsubishi Corporation – (20%)).

Royal Dutch Shell plc
Financial Report 2004

Shell Group

Selected Financial Data

Income data				$ million

		2003	2002	2001	2000
	2004

Sales proceeds
Oil and gas	308,660	243,566	202,861	149,005	161,219
Chemicals	27,780	19,459	14,659	13,767	15,658
Other	1,082	864	767	589	481

Gross proceeds	337,522	263,889	218,287	163,361	177,358
Sales taxes, excise duties and similar levies	72,332	65,527	54,834	40,908	41,122

Net proceeds	265,190	198,362	163,453	122,453	136,236

Earnings by industry segment
Exploration & Production	8,957	8,590	6,641	7,882	9,902
Gas & Power	2,069	2,270	747	1,199	92
Oil Products	6,281	2,821	2,485	1,919	3,371
Chemicals	930	(209)	565	127	1,031
Other industry segments	(141)	(267)	(110)	(287)	(12)

Total operating segments	18,096	13,205	10,328	10,840	14,384
Corporate	(848)	(810)	(669)	(196)	(691)
Minority interests	(626)	(353)	(175)	(360)	(357)

Income from continuing operations	16,622	12,042	9,484	10,284	13,336
Income from discontinued operations, net of tax [a]	1,560	25	187	37	(508)
Cumulative effect of a change in accounting principle, net of tax	–	255	–	–	–

Net income	18,182	12,322	9,671	10,321	12,828

Balance sheet data (at December 31)					$ million

Total fixed and other long-term assets	130,963	125,946	111,476	80,729	76,836
Net current assets/(liabilities)	7,153	(5,059)	(7,627)	3,930	10,734
Total debt	14,362	19,669	19,082	5,820	7,427
Net assets	90,545	78,251	66,195	62,822	64,572
Minority interests	5,309	3,415	3,568	3,466	2,897

Capital employed[b]	110,216	101,335	88,845	72,108	74,896

Cash flow data					$ million

Cash flow provided by operating activities	25,600	21,983	15,768	16,936	18,312
Capital expenditure (including acquisitions)	12,734	12,252	21,027	9,598	6,128
Cash flow used in investing activities	5,644	8,253	20,632	9,080	1,490
Dividends paid	7,660	6,832	5,750	5,409	5,423
Cash flow used in financing activities	12,476	12,864	10	11,365	9,074
Increase/(decrease) in cash and cash equivalents	7,091	408	(5,545)	(4,552)	7,476

Other statistics

Total debt ratio[b]	13.0%	19.4%	21.5%	8.1%	9.9%

a Income from discontinued operations comprises:

$ million

	2004	2003	2002	2001	2000

Earnings by industry segment
Exploration & Production	358	78	85	29	(31)
Gas & Power	86	19	27	27	21
Oil Products	1,256	39	142	51	(689)
Chemicals	–	–	–	–	–
Other industry segments	–	–	–	–	–
Corporate	(52)	(98)	(67)	(104)	(119)
Minority interests	(88)	(13)	–	34	310

	1,560	25	187	37	(508)

b	The debt ratio is defined as short-term plus long-term debt as a percentage of capital employed. Capital employed is Shell Group net assets before deduction of minority interests plus short-term and long-term debt. Management of the Shell Group believes that the debt ratio calculated on this basis (rather than the ratio of total debt to shareholders equity) is useful to investors because it takes account of all amounts of capital employed in the business. Management uses this measure to assess the level of debt relative to the capital invested in the business. The derivation of capital employed from Shell Group net assets is shown in the table above.

Royal Dutch Shell plc

Financial Report 2004	5

Capital investment		$ million

	2004	2003	2002	2001	2000

Capital expenditure[a]
Exploration & Production	8,387	8,129	13,064	6,847	3,720
Gas & Power	1,357	1,021	471	313	288
Oil Products	2,404	2,367	7,653	1,462	1,258
Chemicals	366	470	680	685	726
Other	220	265	494	291	136

	12,734	12,252	22,362	9,598	6,128
Exploration expenses	1,123	1,059	997	885	834
New equity investments in associated companies	681	758	684	704	605
New loans to associated companies	377	225	605	370	556
Other investments	–	–	–	224	414

Total capital investment*	14,915	14,294	24,648	11,781	8,537

*comprising
Exploration & Production	9,868	9,337	14,151	8,191	4,979
Gas & Power	1,633	1,511	953	963	835
Oil Products	2,466	2,405	7,968	1,527	1,571
Chemicals	705	599	998	760	978
Other	243	442	578	340	174

	14,915	14,294	24,648	11,781	8,537

a	Includes the acquisitions in 2002 of Enterprise Oil, Pennzoil-Quaker State, the outstanding shares in DEA and in Equilon. The payment of $1.3 billion relating to DEA was made in 2003.

Shell Group				per €0.07 ordinary share[a]

	2004	2003	2002	2001	2000

Net assets – $	13.07	11.27	9.49	8.91	9.04
Total assets – $	27.94	24.45	21.98	15.88	17.31
Basic earnings – $[a,b]	2.69	1.81	1.41	1.45	1.80
from continuing operations	2.46	1.77	1.38	1.45	1.87
from discontinued operations	0.23	–	0.03	–	(0.07)
cumulative effect of a change in accounting principle, net of tax	–	0.04	–	–	–
Diluted earnings – $[a,b]	2.68	1.81	1.41	1.45	1.79
from continuing operations	2.45	1.77	1.38	1.45	1.86
from discontinued operations	0.23	–	0.03	–	(0.07)
cumulative effect of a change in accounting principle, net of tax	–	0.04	–	–	–
Dividends declared by Royal Dutch – €	1.79	1.76	1.72	1.66	1.59
Dividends declared by Royal Dutch – $	2.23	2.06	1.80	1.50	1.40
Dividends declared by Shell Transport – pence	0.17	0.16	0.15	0.15	0.15
Dividends declared by Shell Transport – $	0.32	0.27	0.24	0.22	0.21
Equivalent dividend declared by Royal Dutch Shell – $	1.07	0.94	0.79	0.70	0.68

a	Earnings per Royal Dutch Shell Class A ordinary and Class B ordinary shares are identical. The historical earnings per share following the unification transaction have been accounted for on a carry over basis using the aggregate weighted average outstanding shares of the constituent businesses adjusted to the equivalent shares of the combined company for all periods presented.

b	The basic earnings per share amounts shown are related to profit after taxation. The 2004 calculation uses a weighted-average number of shares of 6,770,458,923 (2003: 6,811,314,175; 2002: 6,876,188,213; 2001: 7,100,044,876; 2000: 7,145,691,840). The basic earnings per share number has been restated to exclude shares held by Shell Group companies for stock options and other incentive compensation plans. For the purpose of the calculation, shares repurchased under the buyback programme are deemed to have been cancelled on purchase date.

The diluted earnings per share are based on the same profit figures. For this calculation, the following weighted-average number of shares are used. 2004: 6,776,396,453; 2003: 6,813,444,740; 2002: 6,878,412,716; 2001: 7,105,915,746; 2000: 7,153,415,313. The difference between the basic and diluted number of shares relates to stock option schemes as mentioned above.

Royal Dutch Shell plc
Financial Report 2004

Index to Consolidated Financial Statements

Report of the Independent Registered Public Accounting Firms
Consolidated Statement of Income
Consolidated Balance Sheet
Consolidated Statement of Changes in Shareholder’s Equity
Consolidated Statement of Cash Flows
Notes to the Consolidated Financial Statements
Supplementary Information — Oil and Gas (Unaudited)
Reserves
Standardised measure of discounted future cash flows
Supplementary Information — Derivatives and other Financial Instruments and Derivative Commodity Instruments

Royal Dutch Shell plc

Financial Report 2004	7

Report of the Independent Registered Public Accounting Firms

To the Board of Directors and Shareholders of Royal Dutch Shell plc:

We have audited the accompanying consolidated balance sheets of Royal Dutch Shell plc and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management in the preparation of the consolidated financial statements, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Royal Dutch Shell plc and its subsidiaries at December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 on pages 13 to 14, the consolidated financial statements give retroactive effect to the Transaction for all periods presented using a carry-over basis of the historical costs of the assets and liabilities of the Royal Dutch / Shell Group of Companies, Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c on a 100% basis without giving effect to any minority interests in the Royal Dutch Petroleum Company arising from the Transaction.

/s/ KPMG Accountants N.V.

KPMG Accountants N.V.,
The Hague - The Netherlands

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP,
London – United Kingdom

March 29, 2005, except for Note 1 (Basis of Presentation — Royal Dutch Shell plc) which is as of July 20, 2005.

Royal Dutch Shell plc
Financial Report 2004

Consolidated Statement of Income	$ million

	Note	2004	2003	2002

Sales proceeds		337,522	263,889	218,287
Sales taxes, excise duties and similar levies		72,332	65,527	54,834

Net proceeds[a]		265,190	198,362	163,453
Cost of sales[b]		221,678	165,147	135,658

Gross profit		43,512	33,215	27,795
Selling and distribution expenses		12,340	11,409	9,617
Administrative expenses		2,542	1,887	1,598
Exploration		1,823	1,475	1,052
Research and development		553	584	472

Operating profit of Shell Group companies		26,254	17,860	15,056
Share of operating profit of associated companies	4	5,653	3,446	2,792

Operating profit		31,907	21,306	17,848
Interest and other income	5	1,730	1,996	782
Interest expense	6	1,213	1,324	1,291
Currency exchange gains/(losses)		(39)	(231)	(25)

Income before taxation		32,385	21,747	17,314
Taxation	7	15,137	9,352	7,655

Income after taxation		17,248	12,395	9,659
Income applicable to minority interests		626	353	175

Income from continuing operations		16,622	12,042	9,484
Income from discontinued operations, net of tax	3	1,560	25	187
Cumulative effect of a change in accounting principle, net of tax	2	–	255	–

Net income		18,182	12,322	9,671

Net income per share[c]		2.69	1.81	1.41

Diluted net income per share[d]		2.68	1.81	1.41

a Includes net proceeds related to buy/sell contracts:	2	24,744	19,795	14,267
b Includes costs related to buy/sell contracts:	2	24,719	19,713	14,419
c Net income per share
– Continuing operations		2.46	1.77	1.38
– Discontinued operations		0.23	–	0.03
– Cumulative effect of a change in accounting principle, net of tax		—	0.04	—
d Diluted net income per share
– Continuing operations		2.45	1.77	1.38
– Discontinued operations		0.23	–	0.03
– Cumulative effect of a change in accounting principle, net of tax		—	0.04	—

Royal Dutch Shell plc

Financial Report 2004	9

Consolidated Balance Sheet	$ million

		Dec 31,	Dec 31,
	Note	2004	2003

Fixed assets
Tangible assets	8	88,940	87,088
Intangible assets	8	4,890	4,735
Investments:
associated companies	4	19,743	19,371
securities	12	1,627	2,317
other		1,121	1,086

Total fixed assets		116,321	114,597

Other long term assets
Prepaid pension costs	20	8,278	6,516
Deferred taxation	7	1,995	2,092
Other	9	4,369	2,741

Total other long-term assets		14,642	11,349

Current assets
Inventories	10	15,391	12,690
Accounts receivable	11	38,063	29,013
Cash and cash equivalents	12	9,208	2,117

Total current assets		62,662	43,820

Current liabilities: amounts due within one year
Short-term debt	13	5,762	10,569
Accounts payable and accrued liabilities	15	39,862	32,383
Taxes payable	7	9,885	5,927

Total current liabilities		55,509	48,879

Net current assets/(liabilities)		7,153	(5,059)

Total assets less current liabilities		138,116	120,887

Long-term liabilities: amounts due after more than one year
Long-term debt	13	8,600	9,100
Other	16	8,065	6,054

		16,665	15,154

Provisions
Deferred taxation	7	14,844	15,185
Pensions and similar obligations	20	5,044	4,927
Decommissioning and restoration costs	23	5,709	3,955

		25,597	24,067

Group net assets before minority interests		95,854	81,666
Minority interests		5,309	3,415

Net assets		90,545	78,251

Shareholders’ equity
Equity share capital	18	586	587
Preference shares	18	20	20
Additional paid in capital	17	5,374	5,372
Treasury shares[a]	17	(4,187)	(3,428)
Other comprehensive income	17	(792)	(3,836)
Retained earnings	17	89,544	79,536

		90,545	78,251

a Comprises 177 million shares at December 31, 2004 (2003: 144 million).

Royal Dutch Shell plc
Financial Report 2004

Consolidated Statement of Changes in Shareholders’ Equity
(see note 17)	$ million

	2004	2003	2002

Shareholders’ equity at 1 January	78,251	66,195	62,822
Earnings reinvested:
Net income for the year	18,182	12,322	9,671
Less dividends	(7,396)	(6,532)	(5,522)

	10,786	5,790	3,945

Other comprehensive income, net of tax:
Currency translation differences	3,548	5,795	3,108
Unrealised gains/(losses) on securities	(350)	689	25
Unrealised gains/(losses) on cash flow hedges	31	51	(225)
Minimum pension liability adjustments	(185)	358	(1,475)

	3,044	6,893	1,433

Common stock held in treasury:
Purchase of treasury shares	(848)	(715)	(981)
Release of treasury shares	—	21	52
Dividends received	89	63	85

	(759)	(631)	(844)

(Share buy backs)/cancellations	(777)	4	(1,365)

Shareholders’ equity at 31 December	90,545	78,251	66,195

Royal Dutch Shell plc

Financial Report 2004	11

Consolidated Statement of Cash Flows (see Note 19)	$ million

	Note	2004	2003	2002

Cash flow provided by operating activities
Net income:		18,182	12,322	9,671
Adjustments to reconcile net income to cash flow provided by operating activities		–	–	–
Depreciation, depletion and amortisation	8	12,273	11,711	8,739
Profit on sale of assets		(3,033)	(2,141)	(367)
Movements in:		–	–	–
inventories		(2,731)	(236)	(2,079)
accounts receivable		(8,462)	1,834	(5,830)
accounts payable and accrued liabilities		7,317	(212)	6,989
taxes payable		2,997	(223)	(744)
Associated companies: dividends more/(less) than net income	4	258	511	117
Deferred taxation and other provisions		(524)	(621)	423
Long-term liabilities and other		(1,391)	(1,328)	(1,326)
Income applicable to minority interests		714	366	175

Cash flow provided by operating activities		25,600	21,983	15,768

Cash flow used in investing activities
Capital expenditure (including capitalised leases)	8	(12,734)	(12,252)	(12,102)
Acquisitions (Enterprise Oil, Penzoil-Quaker State and additional shares in Equilon)		–	–	(8,925)
Proceeds from sale of assets		5,078	2,286	1,099
New investments in associated companies	4	(1,058)	(983)	(1,289)
Disposals of investments in associated companies		1,327	708	501
Proceeds from sale and other movements in investments		1,743	1,988	84

Cash flow used in investing activities		(5,644)	(8,253)	(20,632)

Cash flow used in financing activities
Long-term debt (including short term part)
new borrowings		544	572	5,267
repayments		(1,688)	(2,740)	(5,610)

		(1,144)	(2,168)	(343)
Net increase/(decrease) in short-term debt		3,698	(2,501)	7,075
Change in minority interests		807	(1,363)	421
Repurchase of share capital, including expenses		(781)	–	(1,393)
Dividends paid to Royal Dutch and Shell Transport shareholders		(7,396)	(6,532)	(5,522)
Dividends paid to minority interests		(264)	(300)	(228)

Cash flow used in financing activities		(12,476)	(12,864)	10

Net investments in treasury stock and dividends received		(758)	(633)	(864)
Currency translation differences relating to cash and cash equivalents		369	175	173

Increase/(decrease) in cash and cash equivalents		7,091	408	(5,545)

Cash and cash equivalents at January 1		2,117	1,709	7,254

Cash and cash equivalents at December 31		9,208	2,117	1,709

Royal Dutch Shell plc
Financial Report 2004

Notes to the Consolidated Financial Statements

1 Basis of Presentation — Royal Dutch Shell plc

On July 20, 2005, Royal Dutch Shell plc, a publicly-listed company incorporated in England and Wales and headquartered and tax resident in The Netherlands (the “Company”) became the parent company of Royal Dutch Petroleum Company (“Royal Dutch”) and The “Shell” Transport and Trading Company, plc (“Shell Transport”) and, through Royal Dutch and Shell Transport, of the Royal Dutch/ Shell Group of Companies (the “Royal Dutch/ Shell Group”) following (a) the registration by the Registrar of Companies in England and Wales of the order of the High Court of Justice in England and Wales sanctioning the scheme of arrangement of Shell Transport under English law (the “Scheme”) and (b) the Company’s confirmation that its exchange offer (the “Exchange Offer”, and together with the Scheme, the “Transaction”) for all of the ordinary shares of Royal Dutch, commenced on May 19, 2005, had become unconditional (gestanddoening). Pursuant to the Transaction, on July 20, 2005, the Company acquired all the outstanding capital stock of Shell Transport and 91.69% of the outstanding capital stock of Royal Dutch. The 8.31% of the outstanding capital stock of Royal Dutch not acquired by the Company is owned by persons unaffiliated with the Company. The Company has also announced that it has commenced a subsequent offer acceptance period during which the remaining holders of Royal Dutch shares may tender their shares in exchange for Royal Dutch Shell shares (or ADRs), in accordance with the procedures described in the Exchange Offer. The subsequent offer acceptance period will end on 9 August 2005.

Pursuant to the terms of the Exchange Offer and the Scheme, holders of ordinary shares of Royal Dutch (“Royal Dutch Ordinary Shares”), holders or Shell Transport ordinary shares (the “Shell Transport Ordinary Shares”), holders of Shell Transport bearer warrants and holders of American depositary receipts representing Shell Transport Ordinary Shares (the “Shell Transport ADRs”) received, respectively:

• for each Royal Dutch Ordinary Share held in New York registry form tendered:	1 Royal Dutch Shell Class A American depositary receipt (representing 2 Royal Dutch Shell Class A ordinary shares)
• for each Royal Dutch Ordinary Share held in bearer or Hague registry form tendered:	2 Royal Dutch Shell Class A ordinary shares
• for each Shell Transport Ordinary Share (including Shell Transport Ordinary Shares to which holders of Shell Transport bearer warrants are entitled):	0.287333066 Royal Dutch Shell Class B ordinary shares
• for each Shell Transport ADR:	0.861999198 Royal Dutch Shell Class B American depositary receipts (representing 2 Royal Dutch Shell Class B ordinary shares)

These Consolidated Financial Statements are considered historical Consolidated Financial Statements giving retroactive effect to the Transaction, for all periods presented which has been accounted for using a carry-over basis of the historical costs of the assets and liabilities of the Royal Dutch/ Shell Group, Royal Dutch and Shell Transport. These financial statements reflect the financial position and results of the Shell Group on a 100% basis without giving effect to any minority interests in Royal Dutch resulting from the Transaction. The Consolidated Financial Statements covering periods ending on or after the date of consummation of the Transaction will give effect to any minority interest in Royal Dutch outstanding on the date thereof.

Royal Dutch and Shell Transport entered into a scheme of amalgamation dated September 12, 1906 and agreements from 1907 by which the scheme of amalgamation was implemented and pursuant to which they “amalgamated” their interests in the oil industry in a transaction has been accounted for as one that involves a single economic entity, based on the history of the operation and management of Royal Dutch, Shell Transport and the Royal Dutch/Shell Group. Since that time, Royal Dutch has owned 60% of the Royal Dutch/ Shell Group and Shell Transport has owned 40% of the Royal Dutch/ Shell Group. All operating activities have been conducted through the Royal Dutch/ Shell Group and the Royal Dutch/ Shell Group has operated as a single economic enterprise. Prior to the consummation of the Transaction, economic interests of the Royal Dutch and Shell Transport shareholders in the Royal Dutch/ Shell Group reflected the 60:40 economic interests of Royal Dutch and Shell Transport in the Royal Dutch/ Shell Group. The Transaction had little impact on the economic rights and exposures of shareholders of Royal Dutch and Shell Transport, as the separate assets and liabilities of Royal Dutch and Shell Transport are not material in relation to their interests in the Royal Dutch/ Shell Group, and the Transaction did not result in the acquisition of any new businesses or operating assets and liabilities. In addition, the Transaction did not affect the proved oil and gas reserve information reported by the Royal Dutch/ Shell Group, Royal Dutch and Shell Transport.

The basic earnings per share amounts shown relate to profit after taxation. The 2004 calculation uses a weighted-average number of shares of 6,770,458,923 (2003: 6,811,314,175; 2002: 6,876,188,213). The basic earnings per share number has been restated to exclude

Royal Dutch Shell plc

Financial Report 2004	13

Notes to the Consolidated Financial Statements

shares held by Shell Group companies for stock options and other incentive compensation plans. For the purpose of the calculation, shares repurchased under the buy-back programme are deemed to have been cancelled on purchase date.

The diluted earnings per share are based on the same profit figures. For this calculation, the following weighted-average number of shares are used: 2004: 6,776,396,453; 2003: 6,813,444,740; 2002: 6,878,412,716. The difference between the basic and diluted number of shares relates to stock option schemes as mentioned above.

2 Accounting policies

Nature of the Consolidated Financial Statements
The Consolidated Financial Statements are presented in US dollars and include the accounts of the Company and of those companies in which the Company, either directly or indirectly, has control either through a majority of the voting rights or the right to exercise a controlling influence or to obtain the majority of the benefits and be exposed to the majority of the risks. These companies are referred to as Shell Group companies, and collectively as the Shell Group.

Shell Group companies are engaged in all principal aspects of the oil and natural gas industry. They also have interests in chemicals and additional interests in power generation and renewable energy (chiefly in wind and solar energy). The Shell Group conducts its business through five principal segments, Exploration & Production, Gas & Power, Oil Products, Chemicals and Other businesses. These activities are conducted in more than 140 countries and territories and subject to changing economic, regulatory and political conditions.

US accounting pronouncement FIN 46 (Consolidation of Variable Interest Entities) was implemented in 2003 with a consequential increase in the Shell Group’s tangible fixed assets and debt of $3.4 billion as of September 30, 2003, mainly relating to power generation contracts (“tolling agreements”) which were previously accounted for as executory contracts and marked to market.

Investments in companies over which Shell Group companies have significant influence but not control are classified as associated companies and are accounted for on the equity basis. Investments in companies over which the Shell Group has no significant influence are stated at cost and dividends received from these companies are accounted for when received. Certain joint ventures in oil and natural gas production activities are taken up in the Consolidated Financial Statements in proportion to the relevant Shell Group interest.

The Consolidated Financial Statements are presented in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The preparation of Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the Consolidated Financial Statements and Notes thereto. Actual results could differ from those estimates.

The Consolidated Financial Statements have been prepared under the historical cost convention.

These Consolidated Financial Statements do not constitute the statutory accounts of the Company within the meaning of the United Kingdom Companies Act 1985 (the “Companies Act”) for any accounting period. The statutory accounts of the Company for the period from incorporation (February 5, 2002) to February 28, 2003, for the year ended February 28, 2003 and for the 10-month period ended December 31, 2004 have been delivered to the United Kingdom Registrar of Companies. The statutory accounts for the 10-month period ended December 31, 2004 were subject to audit and the auditors issued an audit report under section 235 of the Companies Act in respect of the accounts for the 10 months ended December 31, 2004 which was unqualified and did not include any statements made under section 237(2) or (3) of the Companies Act. The statutory accounts for the year ended February 28, 2004 and for the period ended February 28, 2003 were not subject to audit.

Currency translation

Assets and liabilities of non-US dollar Shell Group companies are translated to US dollars at year-end rates of exchange, whilst their statements of income and cash flows are translated at quarterly average rates. Translation differences arising on aggregation are taken directly to a currency translation differences account. Upon divestment or liquidation of a non-US dollar Shell Group company, cumulative currency translation differences related to that company are taken to income.

The US dollar equivalents of exchange gains and losses arising as a result of foreign currency transactions (including those in respect of inter-company balances unless related to transactions of a long-term investment nature) are included in Shell Group net income.

Revenue recognition

Sales of oil, natural gas, chemicals and all other products are recorded when title passes to the customer. Revenue from the production of oil and natural gas properties in which the Shell Group has an interest with other producers are recognised on the basis of the Shell Group’s working interest (entitlement method). The difference between actual production and net working interest volumes is not significant. Gains and losses on derivatives contracts and contracts involved in energy trading and risk management are shown net in the Statement of Income if these contracts are held for trading purposes. Purchase and sale of hydrocarbons under exchange contracts that are necessary to obtain or reposition feedstock utilised in the Shell Group’s refinery operations are shown net in the Statement of Income.

Royal Dutch Shell plc
Financial Report 2004

Notes to the Consolidated Financial Statements

Sales between Shell Group companies, as disclosed in the segment information, are based on prices generally equivalent to commercially available prices.

In Exploration & Production and Gas & Power title typically passes (and revenues are recognised) when product is physically transferred into a vessel, pipe or other delivery mechanism. For sales by refining companies, title typically passes (and revenues are recognised) either when product is placed onboard a vessel or offloaded from the vessel, depending on the contractually agreed terms. Revenues on wholesale sales of oil products and chemicals are recognised when transfer of ownership occurs and title is passed, either at the point of delivery or the point of receipt, depending on contractual conditions.

In November 2004, FASB’s Emerging Issues Task Force (EITF) discussed EITF Issue No. 04-13 “Accounting for Purchases and Sales of Inventory with the Same Counterparty”, in order to consider whether or not “buy/sell” contractual arrangements should be reported net in the Statement of Income and accounted for as nonmonetary transactions. There was a further EITF meeting in March 2005 but no consensus was reached on this issue and further discussion is planned.

Buy/sell contractual arrangements in this context are defined as those entered into concurrently or in contemplation of one another with the same counterparty.

Buy/sell contracts are entered into by some Shell Group companies for feedstock, principally crude oil, and finished products mainly in the Oil Products segment, and are reported gross in the Statement of Income. Title of the commodity passes to the buyer on delivery, purchases and sales may not necessarily take place at the same time and amounts are separately invoiced and settled; there is no legal right of offset. The Shell Group considers therefore that these are not nonmonetary transactions and are then outside the scope of APB Opinion No. 29 “Accounting for Nonmonetary Transactions”. In addition, the guidance provided in EITF No. 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent”, EITF No. 02-3 “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” and EITF No. 03-11 “Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 and Not Held for Trading Purposes as Defined in Issue No. 02-3” has been considered in determining the presentation of the results of the Shell Group’s operations. As a result of a communication to the oil and gas industry issued by the US Securities and Exchange Commission in February 2005 requesting additional disclosures regarding buy/sell contracts, the Shell Group reviewed such contracts and has estimated that, if buy/sell contracts were required to be reported net, net proceeds and cost of sales for 2004 would be reduced by approximately $24,744 million and $24,719 million, respectively (2003: $19,795 million and $19,713 million, respectively; 2002: $14,267 million and $14,419 million, respectively) with no impact on net income.

Such arrangements should be distinguished from purchases and sales under exchange contracts to obtain or reposition feedstock for refinery operations and which are, as described above, shown net in the Statement of Income. The obligations of each party are not independent and settlement is based on volumes.

Depreciation, depletion and amortisation

Tangible fixed assets related to oil and natural gas production activities are depreciated on a unit-of-production basis over the proved developed reserves of the field concerned, except in the case of assets whose useful life is shorter than the lifetime of the field, in which case the straight-line method is applied. Rights and concessions are depleted on the unit-of-production basis over the total proved reserves of the relevant area. Unproved properties are amortised as required by particular circumstances. Other tangible fixed assets are generally depreciated on a straight-line basis over their estimated useful lives which is generally 20 years for refineries and chemicals plants, and 15 years for retail service station facilities. Goodwill and other intangible fixed assets with an indefinite life are not amortised but tested for impairment annually. Other intangible fixed assets are amortised on a straight-line basis over their estimated useful lives (with a maximum of forty years).

Recoverability of assets

Other than properties with no proved reserves (where the basis for carrying costs on the Balance Sheet is explained under “Exploration costs”), the carrying amounts of major Exploration & Production fixed assets are reviewed for possible impairment annually, while all assets are reviewed whenever events or changes in circumstances indicate that the carrying amounts for those assets may not be recoverable. If assets are determined to be impaired, the carrying amounts of those assets are written down to fair value, usually determined as the amount of estimated discounted future cash flows. For this purpose, assets are grouped based on separately identifiable and largely independent cash flows. Assets held for sale are written down to the amount of estimated net realisable value.

Estimates of future cash flows used in the evaluation for impairment for assets related to hydrocarbon production are made using risk assessments on field and reservoir performance and include outlooks on proved reserves and unproved volumes, which are then discounted or risk-weighted utilising the results from projections of geological, production, recovery and economic factors.

Royal Dutch Shell plc

Financial Report 2004	15

Notes to the Consolidated Financial Statements

Administrative expenses

Administrative expenses are those which do not relate directly to the activities of a single business segment and include expenses incurred in the management and co-ordination of multi-segment enterprises.

Exploration costs

Shell Group companies follow the successful efforts method of accounting for oil and natural gas exploration costs. Exploration costs are charged to income when incurred, except that exploratory drilling costs are included in tangible fixed assets, pending determination of proved reserves. Exploration wells that are more than 12 months old are expensed unless (a) (i) they are in an area requiring major capital expenditure before production can begin and (ii) they have found commercially producible quantities of reserves and (iii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future, or (b) proved reserves are booked within 12 months following the completion of exploratory drilling.

Management makes quarterly assessments of the amounts included within tangible fixed assets to determine whether capitalisation is initially appropriate and can continue. Exploration wells capitalised beyond 12 months are subject to additional judgment as to whether the facts and circumstances have changed and therefore whether the conditions described in (a) and (b) no longer apply.

An amendment (FAS 19-1 “Accounting for Suspended Well Costs”) to FASB Statement No. 19 “Financial Accounting and Reporting by Oil and Gas Producing Companies” has been issued. This could result, on a prospective basis, in the continued inclusion of the cost of certain exploratory wells in tangible fixed assets beyond 12 months which do not meet the current requirements given in (a) and (b) above. Under the proposal amounts remain capitalised beyond 12 months if both sufficient reserves have been found to justify completion as a producing well, and sufficient progress is being made towards assessing the reserves and the economic and operating viability of the project (which does not include delay for the possibility of a change in circumstances beyond an entity’s control, for example an increase in oil and/or gas prices).

If this amendment had been reflected in the Shell Group accounting policy, there would not have been a significant effect on the Consolidated Financial Statements presented; certain write-offs may not have been required which would result in subsequent additional depreciation, depletion and amortisation charges in future years.

Research and development

Research and development expenditure is charged to income as incurred, with the exception of that on buildings and major items of equipment which have alternative use.

Deferred taxation

Deferred taxation is provided using the comprehensive liability method of accounting for income taxes based on provisions of enacted laws. Recognition is given to deferred tax assets and liabilities for the expected future tax consequences of events that have been recognised in the Consolidated Financial Statements or in the tax returns. In estimating these tax consequences, consideration is given to expected future events. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance representing the amount of any tax benefits for which there is uncertainty of realisation. Deferred tax assets and liabilities are presented separately in the Balance Sheet except where there is a right of set-off within fiscal jurisdictions.

Leasing

Agreements under which Shell Group companies make payments to owners in return for the right to use an asset for a period are accounted for as leases. Leases that transfer substantially all the risks and benefits of ownership are recorded at inception as capital leases within tangible fixed assets and debt. All other leases are recorded as operating leases and the costs are charged to income as incurred.

Interest capitalisation

Interest is capitalised, as an increase in tangible fixed assets, on significant capital projects during construction. Interest is also capitalised, as an increase in investments in associated companies, on funds invested by Shell Group companies which are used by associated companies for significant capital projects during construction.

Securities

Securities of a trading nature are carried at fair value with unrealised holding gains and losses being included in net income. Securities intended to be held to maturity are carried at cost, unless permanently impaired in which case they are carried at fair value. All other securities are classified as available for sale and are carried at fair value, with unrealised holding gains and losses being taken to equity as part of other comprehensive income.

Short-term securities with a maturity from acquisition of three months or less and that are readily convertible into known amounts of cash are classified as cash equivalents. Securities forming part of a portfolio which is required to be held long term are classified under fixed assets – investments.

Royal Dutch Shell plc
Financial Report 2004

Notes to the Consolidated Financial Statements

Shares in Royal Dutch Shell plc held by Shell Group companies are reflected within Equity as treasury shares.

Cash flows resulting from movements in securities of a trading nature are reported under cash flow provided by operating activities while cash flows resulting from movements in other securities are reported under cash flow used in investing activities.

Inventories

Inventories are stated at cost to the Shell Group or net realisable value, whichever is lower. Such cost is determined by the FIFO method and comprises direct purchase costs, cost of production, transportation and manufacturing expenses and taxes.

Derivative instruments

Shell Group companies use derivatives in the management of interest rate risk, foreign currency risk and commodity price risk. The carrying amount of all derivatives, other than those meeting the normal purchases and sales exception, is measured using market prices. Those derivatives qualifying and designated as hedges are either: (1) a hedge of the fair value of a recognised asset or liability or of an unrecognised firm commitment (“fair value” hedge), or (2) a hedge of the variability of cash flows to be received or paid related to a recognised asset or liability or a forecasted transaction (“cash flow” hedge), or (3) a hedge of the foreign currency exposure of an unrecognised firm commitment or an available for sale security (“foreign currency fair value” hedge) or the foreign currency exposure of a foreign currency denominated forecasted transaction (“foreign currency cash flow” hedge).

A change in the carrying amount of a fair value hedge is taken to income, together with the consequential adjustment to the carrying amount of the hedged item. The effective portion of a change in the carrying amount of a cash flow hedge is recorded in other comprehensive income, until income reflects the variability of underlying cash flows; any ineffective portion is taken to income. A change in the carrying amount of a foreign currency hedge is recorded on the basis of whether the hedge is a fair value hedge or a cash flow hedge. A change in the carrying amount of other derivatives is taken to income.

Shell Group companies formally document all relationships between hedging instruments and hedged items, as well as risk management objectives and strategies for undertaking various hedge transactions. The effectiveness of a hedge is also continually assessed. When effectiveness ceases, hedge accounting is discontinued.

Environmental expenditures

Liabilities for environmental remediation resulting from ongoing or past operations or events are recognised in the period in which an obligation, legal or constructive, to a third party arises and the amount can be reasonably estimated. Measurement of liabilities is based on current legal requirements and existing technology. Recognition of any joint and several liability is based upon Shell Group companies’ best estimate of their final pro rata share of the liability. Liabilities are determined independently of expected insurance recoveries. Recoveries are recognised and reported as separate events and brought into account when reasonably certain of realisation. The carrying amount of liabilities is regularly reviewed and adjusted for new facts or changes in law or technology.

Employee retirement plans

Retirement plans to which employees contribute and many non-contributory plans are generally funded by payments to independent trusts. Where, due to local conditions, a plan is not funded, a provision which is not less than the present value of accumulated pension benefits, based on present salary levels, is included in the Consolidated Financial Statements. Valuations of both funded and unfunded plans are carried out by independent actuaries.

For plans which define the amount of pension benefit to be provided, pension cost primarily represents the increase in actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.

For plans where benefits depend solely on the amount contributed to the employee’s account and the returns earned on investments of those contributions, pension cost is the amount contributed by Shell Group companies for the period.

Postretirement benefits other than pensions

Some Shell Group companies provide certain postretirement healthcare and life insurance benefits to retirees, the entitlement to which is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the periods employees render service to the Shell Group. These plans are not funded. A provision is included in the Consolidated Financial Statements which is sufficient to cover the present value of the accumulated postretirement benefit obligation based on current assumptions. Valuations of these obligations are carried out by independent actuaries.

Stock-based compensation plans

Shell Group companies account for stock-based compensation plans in accordance with the intrinsic value method. This method requires no recognition of compensation expense for plans where the exercise price is not at a discount to the market value at the date of the grant, and the number of options is fixed on the date of grant. However, recognition of compensation expense is required for variable award (performance-related) plans over the vesting periods of such plans, based on the then current market values of the underlying stock.

Royal Dutch Shell plc

Financial Report 2004	17

Notes to the Consolidated Financial Statements

Decommissioning and restoration costs

Estimated decommissioning and restoration costs are based on current requirements, technology and price levels and are stated at fair value, and the associated asset retirement costs are capitalised as part of the carrying amount of the related tangible fixed assets. In respect of oil and natural gas production activities, the fair value calculation of the liability is based on the economic life of the production assets and discounted using the credit-adjusted risk-free rate for the Shell Group. For tangible fixed assets not directly associated with mineral reserves, the liability, once an obligation, whether legal or constructive, crystallises, is recognised in the period when a reasonable estimate of the fair value can be made. The obligation is reflected under provisions in the Statement of Assets and Liabilities. The effects of changes resulting from revisions to the timing or the amount of the original estimate of the liability are incorporated on a prospective basis.

This policy reflects US accounting standard FAS 143 (Asset Retirement Obligations) which was effective for the Shell Group from the beginning of 2003 and resulted in a credit to income of $255 million after tax, which was reported in 2003 as a cumulative effect of a change in accounting principle.

Acquisitions

Acquisitions are accounted for using the purchase method. Assets acquired and liabilities assumed are recognised at their fair value at the date of acquisition; the amount of the purchase consideration above this value is reflected as goodwill.

Discontinued operations

Discontinued operations comprise the activities of Shell Group companies, which therefore do not include associated companies or other investments, which have been disposed of during the year, or remain held for sale at year end, and which are significant for the Shell Group and can be clearly distinguished, operationally and for Consolidated Financial Statement purposes from other Shell Group operations. The Shell Group does not retain, in the case of discontinued operations which have been disposed of, and will not retain, following such sale in the case of discontinued operations held for sale, any residual interest in such operations.

Changes in US GAAP Accounting Policies since January 1, 2005

For US GAAP purposes, the Shell Group changed its presentation of incorporated joint ventures, in which the Shell Group has a liability proportionate to its interest. Previously the joint ventures were proportionately consolidated. As of January 1, 2005, these ventures are presented as equity accounted investments. This change has no impact on total equity or income.

From the same date, the Shell Group changed its US GAAP accounting policy for major inspection costs. Previously such costs were expensed as incurred. From January 1, 2005 such costs are capitalized and amortized to income over the period until the next planned major inspection.

International Financial Reporting Standards

Under a 2002 EU Regulation, publicly-listed companies in the European Union will be required to prepare Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) from 2005. The 2005 Consolidated Financial Statements of the Company will be prepared under IFRS and will include comparative data for 2004, together with reconciliations to opening balances as at January 1, 2004 and to 2004 data previously published in accordance with US GAAP.

3 Discontinued operations

The activities of certain Shell Group companies were disposed of during 2004 or remain as held for sale at December 31, 2004. Those activities reported as discontinued operations in the Statement of Income comprise certain operations in Angola, Bangladesh, Egypt and Thailand in the Exploration & Production segment, as part of the ongoing strategy to divest assets where little growth potential is seen for the Shell Group and where there is little strategic fit in relation to the cost of managing those assets; in the US in Gas & Power which were pipelines no longer viewed as integral to continued optimisation of the Shell Group’s existing developments and production in the Gulf of Mexico; and in the Caribbean, Peru, Portugal, Romania, Spain, Thailand, Venezuela and the US in Oil Products in line with the strategy of increasing the Shell Group’s profitability through greater focus on key countries and core assets. All of these were disposed of in 2004 except some operations in the Caribbean, Portugal, Romania and Spain, with a carrying amount as at December 31, 2004 of $0.3 billion, which are expected to be sold in 2005.

Income from discontinued operations comprises:

		$ million

	2004	2003	2002

Income before taxation from discontinued operations (including gains on disposal of $1,564 million in 2004 and impairments of $88 million in 2003 and $9 million in 2002)	1,980	135	282
Taxation	332	97	95
Minority interests	88	13	–

Income from discontinued operations, net of tax	1,560	25	187

Royal Dutch Shell plc
Financial Report 2004

Notes to the Consolidated Financial Statements

Net proceeds of discontinued operations in 2004 (up to the date of disposal, where applicable), excluding proceeds of the disposal of such operations, were $3.5 billion (2003: $3.4 billion; 2002: $3.1 billion).

Income from discontinued operations by segment is given in Note 24(b).

4 Associated companies

(a) Income
Associated companies engage in similar businesses to Shell Group companies and play an important part in the overall operating activities of the Shell Group. Consequently, the Shell Group share of operating profits arising from associated companies is seen as a contribution to the total Shell Group operating profit and is shown as such in the Statement of Income. The Shell Group share of interest income, interest expense, currency exchange gains/ losses and taxation of associated companies has been included within those items in the Statement of Income.

A summarised Statement of Income with respect to the Shell Group share of net income from associated companies, together with a segment analysis, is set out below:

		$ million

		2003	2002
	2004

Net proceeds	53,544	44,422	33,467
Cost of sales	43,694	37,084	26,744

Gross profit	9,850	7,338	6,723
Other operating expenses	4,197	3,892	3,931

Operating profit	5,653	3,446	2,792
Interest and other income	173	228	102
Interest expense	580	540	451
Currency exchange gains/(losses)	20	(3)	(15)

Income before taxation	5,266	3,131	2,428
Taxation	2,065	1,463	990

Income from continuing operations	3,201	1,668	1,438
Income from discontinued operations, net of tax	13	13	16

Net income	3,214	1,681	1,454

Income by segment		$ million

	2004	2003	2002

Exploration & Production	1,145	800	541
Gas & Power	1,142	650	589
Oil Products	1,253	632	448
Chemicals	(7)	(169)	153
Corporate and Other	(319)	(232)	(277)

	3,214	1,681	1,454

(b) Investments

$ million

			2004	2003

	Shares	Loans	Total	Total

At January 1	16,800	2,571	19,371	17,945
New investments	681	377	1,058	983
Net asset transfers to/(from) associates, disposals and other movements	(649)	(284)	(933)	(173)
Net income	3,214	–	3,214	1,681
Dividends	(3,472)	–	(3,472)	(2,192)
Currency translation differences	455	50	505	1,127

At December 31	17,029	2,714	19,743	19,371

Net income for 2004 includes a $565 million write-down in the carrying amount of Basell (Chemicals). This impairment followed the announcement in 2004 of a review of strategic alternatives regarding this joint venture, and the carrying amount of the Shell Group’s investment in Basell at December 31, 2004 is at expected net realisable value.

Net income for 2003 includes a $286 million write-down in the carrying amount of Basell (Chemicals) reflecting a reassessment of the outlook for the business, a $200 million write-down in the carrying amount of InterGen (Gas & Power) due to poor power market conditions, mainly in the US merchant power segment, and a $115 million write-down in the carrying amount of the Cuiaba power assets in South America (Gas & Power) in light of a reappraisal of the commercial outlook.

Royal Dutch Shell plc

Financial Report 2004	19

Notes to the Consolidated Financial Statements

A summarised consolidated Balance Sheet with respect to the Shell Group share of investments in associated companies is set out below:

	$ million

	2004	2003

Fixed assets	28,665	30,892
Current assets	10,427	8,248

Total assets	39,092	39,140
Current liabilities	7,559	8,745
Long-term liabilities	11,790	11,024

Net assets	19,743	19,371

An analysis by segment is shown in Note 24.

The Shell Group’s major investments in associated companies at December 31, 2004 comprised:

Segment
Name	Shell Group interest	Country of incorporation

Exploration & Production
Aera	52%	USA
Brunei Shell	50%	Brunei
Woodside	34%	Australia

Gas & Power
InterGen	68%	The Netherlands
Nigeria LNG	26%	Nigeria
Oman LNG	30%	Oman

Oil Products
Motiva	50%	USA
Showa Shell	40%	Japan

Chemicals
Basell	50%	The Netherlands
Saudi Petrochemical	50%	Saudi Arabia
Infinium	50%	The Netherlands

Although the Shell Group has a 52% investment in Aera and a 68% investment in InterGen, the governing agreements and constitutive documents for these entities do not allow the Shell Group to control these entities, as voting control is either split 50:50 between the shareholders or requires unanimous approval of the shareholders or their representatives and, therefore, these entities have not been consolidated.

(c) Transactions between Shell Group companies and associated companies

Transactions between Shell Group and associated companies mainly comprise sales and purchases of goods and services in the ordinary course of business and in total amounted to:

	$ million

	2004	2003	2002

Charges to associated companies	14,018	18,155	10,573
Charges from associated companies	12,373	8,608	5,623

Balances outstanding at December 31, 2004 and 2003 in respect of the above transactions are shown in Notes 11 and 15.

5 Interest and other income

	$ million

	2004	2003	2002

Shell Group companies
Interest income	457	354	521
Other income	1,100	1,414	159

	1,557	1,768	680
Associated companies	173	228	102

	1,730	1,996	782

Other income in 2004 includes gains from the disposal of the Shell Group’s interest in Sinopec ($0.3 billion), and Fluxys and Distrigas ($0.5 billion). Other income in 2003 included a $1.3 billion gain from the disposal of the Shell Group’s interest in Ruhrgas.

Royal Dutch Shell plc
Financial Report 2004

Notes to the Consolidated Financial Statements

6 Interest expense

	$ million

	2004	2003	2002

Shell Group companies
Interest incurred	839	828	883
less interest capitalised	206	44	43

	633	784	840
Associated companies	580	540	451

	1,213	1,324	1,291

7 Taxation

(a) Taxation charge for the year

	$ million

	2004	2003	2002

Shell Group companies
Current tax charge	13,585	8,200	6,658
Deferred tax charge/(credit)	(513)	(311)	7

	13,072	7,889	6,665
Associated companies	2,065	1,463	990

	15,137	9,352	7,655

Reconciliations of the expected tax charge of Shell Group companies to the actual tax charge are as follows:

	$ million

	2004	2003	2002

Expected tax charge at statutory rates	13,718	8,913	6,512
Adjustments in respect of prior years	(52)	166	(252)
Other reconciling items	(594)	(1,190)	405

Taxation charge of Shell Group companies	13,072	7,889	6,665

The taxation charge of Shell Group companies includes not only income taxes of general application but also income taxes at special rates levied on income from Exploration & Production activities and various additional income and other taxes to which these activities are subject.

Earnings retained by the subsidiary and associated companies of the Shell Group amounted to $34,374 million at December 31, 2004 (2003: $25,210 million; 2002: $18,060 million). A portion of these retained earnings will flow up to the Company without tax cost. The balance of these retained earnings have been, or will be, substantially reinvested by the companies concerned and provision has not been made for taxes on possible future distribution of these undistributed earnings as it is not meaningful to provide for these taxes nor is it practicable to estimate their full amount or the withholding tax element.

Tax adjustments in respect of prior years relate to events in the current period and reflect the effects of changes in rules, facts or other factors compared to those used in establishing the tax position or deferred tax balance.

Other reconciling items in 2004 mainly comprises the effects of disposals during the year that were taxed below the statutory rate.

Other reconciling items in 2003 include the effects of disposals during the year that were taxed below the statutory rate (including $534 million from the disposal of the Shell Group’s interest in Ruhrgas), in addition to $442 million relating to the effects on deferred tax accounts of legislative changes to certain ring-fencing arrangements.

Other reconciling items in 2002 include $415 million due to the increase in the UK upstream corporate tax rate during the year.

(b) Taxes payable

	$ million

	2004	2003

Taxes on activities of Shell Group companies	5,606	2,148
Sales taxes, excise duties and similar levies and social law taxes	4,279	3,779

	9,885	5,927

Royal Dutch Shell plc

Financial Report 2004	21

Notes to the Consolidated Financial Statements

(c) Provision for deferred taxation

The provision for deferred taxation comprises the following tax effects of temporary differences:

	$ million

	2004	2003

Tangible and intangible fixed assets	17,738	17,365
Pensions and similar obligations	2,653	2,118
Other items	2,568	2,649

Total deferred tax liabilities	22,959	22,132

Tax losses carried forward	(4,214)	(3,876)
Foreign tax credits[a]	(2,042)	(1,633)
US trademark[b]	(247)	(309)
Provisions
Pensions and similar obligations	(1,228)	(1,329)
Decommissioning and restoration costs	(2,191)	(1,934)
Environmental and other provisions	(455)	(334)
Tangible and intangible fixed assets	(461)	(153)
Other items	(3,266)	(3,268)

Total deferred tax assets	(14,104)	(12,836)
Asset valuation allowance	3,994	3,797

Deferred tax assets net of valuation allowance	(10,110)	(9,039)

Net deferred tax liability	12,849	13,093

Presented in the Statement of Assets and Liabilities as:
Deferred tax assets	1,995	2,092
Deferred tax liabilities	14,844	15,185

a	Foreign tax credits represent surplus credits arising in holding and sub-holding Shell Group companies on income from other jurisdictions. A valuation allowance has been recorded against the substantial part of these balances in both 2004 and 2003.

b	Deferred tax asset created upon transfer of US trademark rights from a US wholly-owned Shell Group company to a Netherlands wholly-owned Shell Group company.

The Shell Group has tax losses carried forward amounting to $12,705 million at December 31, 2004. Of these, $10,470 million can be carried forward indefinitely. The remaining $2,235 million expires in the following years:

$ million

2005	702
2006	239
2007	452
2008	70
2009 – 2013	404
2014 – 2019	368

8 Tangible and intangible fixed assets

$ million

	2004

						2003
			Other	Total	Total	Total
	Tangible	Goodwill	intangibles	intangibles	Shell Group	Shell Group

Cost
At January 1	181,685	4,011	2,998	7,009	188,694	163,957
Capital expenditure	12,440	3	291	294	12,734	12,252
Sales, retirements and other movements[a]	(9,345)	(44)	102	58	(9,287)	(1,770)
Currency translation differences	8,382	62	81	143	8,525	14,255

At December 31[b]	193,162	4,032	3,472	7,504	200,666	188,694

Depreciation
At January 1	94,597	1,336	938	2,274	96,871	80,898
Depreciation, depletion and amortisation charge	11,945	–	328	328	12,273	11,711
Sales, retirements and other movements	(7,310)	(37)	(38)	(75)	(7,385)	(3,711)
Currency translation differences	4,990	42	45	87	5,077	7,973

At December 31	104,222	1,341	1,273	2,614	106,836	96,871

Net 2004	88,940	2,691	2,199	4,890	93,830

Net 2003	87,088	2,675	2,060	4,735		91,823

a	Sales, retirements and other movements in 2003 include the effect of a change in accounting policy for certain long-term agreements (see Note 2).

b	Tangible fixed assets at December 31, 2004 include rights and concessions of $11.1 billion (2003: $12.0 billion).

Other intangible fixed assets at December 31, 2004 include $0.8 billion (2003: $0.8 billion) in respect of Pennzoil-Quaker State trademarks acquired in 2002. The trademarks are being amortised over an estimated useful life of forty years. Continued brand maintenance in addition to the established long-term leadership of these brands in automotive lubricants and vehicle care markets support this estimate.

Tangible fixed assets at year end, capital expenditure, together with new investments in associated companies, and the depreciation, depletion and amortisation charges are shown in Note 24, classified, consistent with oil and natural gas industry practice, according to

Royal Dutch Shell plc
Financial Report 2004

Notes to the Consolidated Financial Statements

operating activities. Such a classification, rather than one according to type of asset, is given in order to permit a better comparison with other companies having similar activities.

The net balances at December 31 include:

$ million

	2004	2003

Capitalised costs in respect of assets not yet used in operations
Unproved properties	2,844	4,576
Proved properties under development and other assets in the course of construction	13,491	12,680

	16,335	17,256

Unproved properties include capitalised exploratory well costs, for which the amounts at December 31, 2004, 2003 and 2002, and movements during 2004, 2003 and 2002 are given in the following table.

$ million

	2004	2003	2002

At January 1	771	720	515
Additions pending determination of proved reserves	566	501	568
Amounts charged to expense	(432)	(449)	(393)
Reclassifications to productive wells on determination of proved reserves	(94)	(56)	(24)
Other movements, including acquisitions, disposals and currency translation effects	(22)	55	54

At December 31	789	771	720

There are no amounts remaining capitalised (a) in areas requiring major capital expenditure before production can begin, where neither drilling of additional exploratory wells is underway nor firmly planned for the near future, or (b) beyond 12 months in areas not requiring major capital expenditure before production can begin.

Depreciation, depletion and amortisation charges for the year are included within the following headings in the Statement of Income:

$ million

	2004	2003	2002

Cost of sales	9,876	9,702	7,312
Selling and distribution expenses	1,438	1,229	1,041
Administrative expenses	121	121	62
Exploration	684	411	80
Research and development	33	28	33

Depreciation, depletion and amortisation:
from continuing operations	12,152	11,491	8,528
from discontinued operations	121	220	211

	12,273	11,711	8,739

Depreciation, depletion and amortisation charges for 2004 include $617 million (2003: $1,249 million; 2002: $191 million) relating to the impairment of tangible fixed assets, and $5 million (2003: $127 million; 2002: $6 million) relating to the impairment of intangible fixed assets. Such charges are recorded within cost of sales. The impairment charges relate to assets held for use (2004: $229 million; 2003: $1,169 million; 2002: $105 million) and to assets held for sale (2004: $393 million; 2003: $207 million; 2002: $92 million).

For 2004, the majority of the impairment charges were in Oil Products ($579 million) and were related to the deterioration in the local operating environment for certain refinery assets and writing down to expected proceeds of marketing assets held for sale.

For 2003, the impairments were incurred in Exploration & Production ($698 million, mainly due to lower production outlooks in the UK and South America), in Oil Products ($331 million, mainly due to the announced closure of the Bakersfield refinery and the impact of local economic conditions in Latin America), in Chemicals ($220 million, mainly in CS Metals, as anticipated benefits from a prototype technology did not meet performance expectations) and in Renewables ($127 million for Shell Solar following an extensive review to assess the value of the business).

For 2002, the majority of the impairment charges (in total $197 million) were in Oil Products, reflecting plans in the USA to close surplus base oil production facilities, the closure of the Pililla base oil and bitumen refinery in the Philippines and a change in outlook for liquefied petroleum gas assets in Argentina coupled with the country’s economic downturn.

Depreciation, depletion and amortisation charges for 2004 also included $570 million relating to the write-off of various exploration properties mainly in Ireland, Norway and the United Kingdom, where new information during the year from exploratory work confirmed lower than expected volume projections (2003: $366 million, mainly in Brazil and Ireland).

Royal Dutch Shell plc

Financial Report 2004	23

Notes to the Consolidated Financial Statements

9 Other long-term assets

Reflecting their non-current nature, deferred charges and prepayments due after one year and other non-current assets are presented separately as part of “Other long-term assets”. At December 31, 2004 these include $3,221 million (2003: $1,989 million) of deferred charges and prepayments (including amounts in respect of risk management activities).

10 Inventories

$ million

	2004	2003

Inventories of oil and chemicals	14,488	11,742
Inventories of materials	903	948

	15,391	12,690

11 Accounts receivable

	$ million

	2004	2003

Trade receivables	23,626	17,523
Amounts owed by associated companies	2,619	2,093
Other receivables	4,061	3,647
Deferred charges and prepayments	7,757	5,750

	38,063	29,013

Provisions for doubtful items deducted from accounts receivable amounted to $564 million at December 31, 2004 (2003: $557 million). Deferred charges and prepayments include amounts in respect of risk management activities.

12 Securities

Investments – securities mainly comprises a portfolio of equity and debt securities required to be held long term by the Shell Group insurance companies as security for their insurance activities, for which the fair value of $1,408 million at December 31, 2004 includes an unrealised gain of $346 million.

$125 million (2003: $125 million) of these securities are debt securities classified as held-to-maturity, with maturity falling between one and five years. The remainder are classified as available for sale, of which $688 million at December 31, 2004 (2003: $638 million) are debt securities. Of the available for sale securities, the maturities of $21 million fall within one year, $411 million fall between one year and five years, and $256 million exceed five years.

The carrying amount of securities classified as cash equivalent is $1,477 million at December 31, 2004 (2003: $107 million), all of which are debt securities classified as available for sale.

Total securities at December 31, 2004 amounting to $814 million (2003: $1,557 million) are listed on recognised stock exchanges.

During 2004 a Shell Group company disposed of an equity investment, resulting in the reclassification of an unrealised gain of $348 million from Other comprehensive income to Net income.

13 Debt

(a) Short-term debt

$ million

	2004	2003

Debentures and other loans	4,661	8,181
Amounts due to banks and other credit institutions (including long-term debt due within one year)	1,048	2,279

	5,709	10,460
Capitalised lease obligations	53	109

Short-term debt	5,762	10,569
less long-term debt due within one year	1,291	1,874

Short-term debt excluding long-term debt due within one year	4,471	8,695

Short-term debt at December 31, 2003 included $1.3 billion of non-recourse debt owed by a Shell Group company, for which a covenant had been breached in 2001. During 2004, this company was disposed of and this debt was relieved in its entirety.

Short-term debenture balances fell during the year as a consequence of the Shell Group’s reduced need for commercial paper financing.

Royal Dutch Shell plc
Financial Report 2004

Notes to the Consolidated Financial Statements

The following relates only to short-term debt excluding long-term debt due within one year:

$ million

	2004	2003

Maximum amount outstanding at the end of any quarter	6,688	9,159
Average amount outstanding	6,381	8,392
Amounts due to banks and other credit institutions	812	2,657
Unused lines of short-term credit	4,023	3,916
Approximate average interest rate on:
average amount outstanding	3%	3%
amount outstanding at December 31	3%	2%

The amount outstanding at December 31, 2004 includes $3,315 million of fixed rate and $248 million of variable rate US dollar debt at an average interest rate of 2% and 9% respectively.

(b) Long-term debt

$ million

	2004	2003

Debentures and other loans	4,204	4,868
Amounts due to banks and other credit institutions	3,744	3,724

	7,948	8,592
Capitalised lease obligations	652	508

Long-term debt	8,600	9,100
add long-term debt due within one year	1,291	1,874

Long-term debt including long-term debt due within one year	9,891	10,974

The following relates to long-term debt including the short-term part but excluding capitalised lease obligations.

The amount at December 31, 2004 of $9,186 million (2003: $10,357 million) comprises:

		Average
	$ million	interest rate

US Dollar denominated debt
Fixed rate	4,925	6%
Variable rate	697	4%
Non-dollar denominated debt
Fixed rate	3,101	4%
Variable rate	463	5%

	9,186

The approximate weighted average interest rate in 2004 was 5% for both US dollar debt and total debt.

The aggregate maturities of long-term debts are:

$ million

2005	1,238
2006	1,884
2007	2,474
2008	530
2009	117
2010 and after	2,943

9,186

During 2004, the Medium Term Note and Commercial Paper Facilities have been increased to a total level of $30.0 billion. As at December 31, 2004, debt outstanding under central borrowing programmes, which includes these facilities, totalled $8.3 billion with the remaining indebtedness raised by Shell Group companies with no recourse beyond the immediate borrower and/or the local assets.

In accordance with the risk management policy, Shell Group companies have entered into interest rate swap agreements against most of the fixed rate debt. The use of interest rate swaps is further discussed in Note 28.

Royal Dutch Shell plc

Financial Report 2004	25

Notes to the Consolidated Financial Statements

14 Commitments

(a) Leasing arrangements
The future minimum lease payments under operating leases and capital leases and the present value of net minimum capital lease payments at December 31, 2004 are as follows:

$ million

	Operating	Capital
	leases	leases

2005	1,744	105
2006	1,203	73
2007	958	67
2008	781	61
2009	709	58
2010 and after	4,460	852

Total minimum payments	9,855	1,216

less executory costs and interest		511

Present value of net minimum capital lease payments		705

The figures above for operating lease payments represent minimum commitments existing at December 31, 2004 and are not a forecast of future total rental expense.

Total rental expense for all operating leases was as follows:

$ million

	2004	2003	2002

Minimum rentals	2,140	2,135	1,557
Contingent rentals	75	60	104
Sub-lease rentals	(198)	(198)	(300)

	2,017	1,997	1,361

(b) Long-term purchase obligations

Shell Group companies have unconditional long-term purchase obligations associated with financing arrangements. The aggregate amount of payments required under such obligations at December 31, 2004 is as follows:

$ million

2005	461
2006	420
2007	413
2008	385
2009	380
2010 and after	3,437

5,496

The agreements under which these unconditional purchase obligations arise relate mainly to the purchase of chemicals feedstock, utilities and to the use of pipelines.

Payments under these agreements, which include additional sums depending upon actual quantities of supplies, amounted to $542 million in 2004 (2003: $252 million).

15 Accounts payable and accrued liabilities

	$ million

	2004	2003

Trade payables	18,716	14,110
Amounts due to associated companies	1,927	1,828
Pensions and similar obligations	286	261
Other payables	11,245	8,841
Accruals and deferred income	7,659	7,315
Dividends payable	29	28

	39,862	32,383

Other payables include amounts in respect of risk management activities.

Royal Dutch Shell plc
Financial Report 2004

Notes to the Consolidated Financial Statements

16 Long-term liabilities – Other

	$ million

	2004	2003

Risk management activities	1,801	439
Deferred income	1,501	1,354
Environmental liabilities	664	676
Deposits for return items	603	566
Liabilities under staff benefit plans	541	315
Advance payments received under long-term supply contracts	354	315
Redundancy liabilities	127	165
Other	2,474	2,224

	8,065	6,054

These amounts include $1,222 million at December 31, 2004 (2003: $1,305 million) which does not fall due until more than five years after the respective Balance Sheet dates.

17 Changes in Consolidated Shareholders’ Equity

							$ million

		Shell		Shell
	Royal Dutch	Transport	Total equity	Transport	Additional		Other
	ordinary	Ordinary	share	Preference	paid in	Treasury	comprehensive	Retained
	shares	shares	capital	shares	capital	shares	income	earnings	Total

At 1 January 2002	359	237	596	20	5,385	(1,953)	(12,162)	70,936	62,822
Net income								9,671	9,671
Dividends								(5,522)	(5,522)
Other comprehensive income, net of tax
Currency translation differences							3,108		3,108
unrealised gains/(losses) on securities							25		25
unrealised gains/(losses) on cash flow hedges							(225)		(225)
minimum pension liability adjustments							(1,475)		(1,475)
Purchase of treasury shares						(981)			(981)
Release of treasury shares						52			52
Dividends received						85			85
Shares repurchased for cancellation	(4)	(2)	(6)		(10)			(1,349)	(1,365)

At January 1 2003	355	235	590	20	5,375	(2,797)	(10,729)	73,736	66,195
Net income								12,322	12,322
Dividends								(6,532)	(6,532)
Other comprehensive income, net of tax									–
Currency translation differences							5,795		5,795
unrealised gains/(losses) on securities							689		689
unrealised gains/(losses) on cash flow hedges							51		51
minimum pension liability adjustments							358		358
Purchase of treasury shares						(715)			(715)
Release of treasury shares						21			21
Dividends received						63			63
Shares repurchased for cancellation	(3)		(3)		(3)			10	4

At January 1 2004	352	235	587	20	5,372	(3,428)	(3,836)	79,536	78,251
Net income								18,182	18,182
Dividends								(7,396)	(7,396)
Other comprehensive income, net of tax
Currency translation differences							3,548		3,548
unrealised gains/(losses) on securities							(350)		(350)
unrealised gains/(losses) on cash flow hedges							31		31
minimum pension liability adjustments							(185)		(185)
Purchase of treasury shares						(848)			(848)
Release of treasury shares									–
Dividends received						89			89
Shares repurchased for cancellation		(1)	(1)		2			(778)	(777)

At December 31 2004	352	234	586	20	5,374	(4,187)	(792)	89,544	90,545

18 Share Capital

Equity shares

$ million

	2004	2003

Allotted, called up and fully paid
Royal Dutch ordinary shares	352	352
Shell Transport Ordinary shares	234	235

	586	587

The number of shares outstanding at December 31, 2004 and 2003 were as follows:

Royal Dutch Shell plc

Financial Report 2004	27

Notes to the Consolidated Financial Statements

		Shell Transport	Combined
	Royal Dutch	and Trading	Royal Dutch Shell

Shares outstanding at December 31, 2004	2,081,725,000	9,624,900,000	6,929,002,027
Shares outstanding at December 31, 2003	2,083,500,000	9,667,500,000	6,944,792,416

Under the terms of the Transaction, Royal Dutch and Shell Transport ordinary shares were exchanged at the agreed ratios set forth in Note 1.

Non equity shares

$ million

	number of shares	2004	2003

Allotted, called up and fully paid
€448 Royal Dutch priority shares	1,500	1	1
£1 Shell Transport and Trading Company plc First Preference Shares	2,000,000	3	3
£1 Shell Transport and Trading Company plc Second Preference Shares	10,000,000	16	16

		20	20

19 Statement of Consolidated Cash Flows

This statement reflects the cash flows arising from the activities of Shell Group companies as measured in their own currencies, translated to US dollars at quarterly average rates of exchange.

Accordingly, the cash flows recorded in the Statement of Cash Flows exclude both the currency translation differences which arise as a result of translating the assets and liabilities of non-US dollar Shell Group companies to US dollars at year-end rates of exchange (except for those arising on cash and cash equivalents) and non-cash investing and financing activities. These currency translation differences and non-cash investing and financing activities must therefore be added to the cash flow movements at average rates in order to arrive at the movements derived from the Balance Sheet.

2004			$ million

				Movements
	Movements	Movements		derived from
	derived from	arising from		Statement of
	Statement of	currency	Non-cash	Assets and
	Cash Flows	translation	movements	Liabilities

Tangible and intangible fixed assets	(2,626)	3,447	1,186	2,007
Investments	(2,075)	1,598	194	(283)
Other long-term assets	2,053	1,004	236	3,293
Inventories	2,731	691	(721)	2,701
Accounts receivable	8,462	1,348	(760)	9,050
Cash and cash equivalents	8,199	(1,108)	–	7,091
Short-term debt	4,370	(898)	1,335	4,807
Accounts payable and accrued liabilities	(7,317)	(794)	632	(7,479)
Taxes payable	(2,997)	(579)	(382)	(3,958)
Long-term debt	817	(357)	40	500
Other long-term liabilities	(1,441)	(248)	(322)	(2,011)
Deferred taxation	672	(673)	342	341
Other provisions	(148)	(471)	(1,252)	(1,871)
Minority interests	(1,257)	(109)	(528)	(1,894)
Other items	(193)	193	–	–
Adjustment for Treasury stock and Other comprehensive income excluding currency translation differences	758	504	–	–

			–

Movement in retained earnings of Shell Group companies	10,008

Movement in cumulative currency translation differences		3,548

Movement in net assets				12,294

Income taxes paid by Shell Group companies totalled $11.6 billion in 2004 (2003: $8.6 billion; 2002: $6.7 billion). Interest paid by Shell Group companies was $0.9 billion in 2004 (2003: $0.9 billion; 2002: $1.0 billion).

The main non-cash movements relate to the impact on the Balance Sheet of divestments, particularly of the Shell Group’s interest in Rayong Refinery which held $1.3 billion of short-term debt. There was also a review of the estimated provision for decommissioning and restoration costs during 2004 based on current experience and techniques which resulted in an increase of approximately $1.1 billion in both the provision and the corresponding tangible fixed assets.

20 Employee retirement plans and other postretirement benefits

Retirement plans are provided for permanent employees of all major Shell Group companies. The nature of such plans varies according to the legal and fiscal requirements and economic conditions of the country in which the employees are engaged. Generally, the plans provide defined benefits based on employees’ years of service and average final remuneration. The principal plans in the Shell Group use a December 31 measurement date.

Royal Dutch Shell plc
Financial Report 2004

Notes to the Consolidated Financial Statements

Some Shell Group companies have established unfunded defined benefit plans to provide certain postretirement healthcare and life insurance benefits to their retirees, the entitlement to which is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period.

The Shell Group has accounted for the impact of the United States Medicare Prescription Drug, Improvement and Modernization (“Medicare”) Act of 2003, with effect from January 1, 2004. The impact was a $300 million reduction in the accumulated postretirement benefit obligation at January 1, 2004 and a $52 million reduction in postretirement benefit cost for 2004. There was no reduction to accumulated postretirement benefit obligations of $159 million at January 1, 2004, for certain separately administered retiree benefit plans which must be analysed under final government regulations. The first subsidies arising from the Medicare Act are expected to be received in 2006.

$ million

			Other benefits

	Pension benefits		2004			2003

	2004	2003	USA	Other	Total	USA	Other	Total

Change in benefit obligation
Obligations for benefits based on employee service to date at January 1	46,476	39,109	2,520	512	3,032	2,068	377	2,445
Increase in present value of the obligation for benefits based on employee service during the year	1,086	991	35	16	51	37	15	52
Interest on the obligation for benefits in respect of employee service in previous years	2,529	2,333	139	28	167	141	24	165
Benefit payments made	(2,350)	(2,034)	(119)	(28)	(147)	(95)	(25)	(120)
Currency translation effects	3,461	5,333	–	40	40	–	78	78
Other components[a]	3,620	744	(66)	43	(23)	369	43	412

Obligations for benefits based on employee service to date at December 31	54,822	46,476	2,509	611	3,120	2,520	512	3,032

Change in plan assets
Plan assets held in trust at fair value at January 1	43,960	33,035
Actual return on plan assets	5,262	6,598
Employer contributions	1,562	1,275
Plan participants’ contributions	56	40
Benefit payments made	(2,350)	(2,034)
Currency translation effects	3,367	4,911
Other components[a]	17	135

Plan assets held in trust at fair value at December 31	51,874	43,960

Plan assets in excess of/(less than) the present value of obligations for benefits at December 31	(2,948)	(2,516)	(2,509)	(611)	(3,120)	(2,520)	(512)	(3,032)
Unrecognised net (gains)/losses remaining from the adoption of current method of determining pension costs	3	5
Unrecognised net (gains)/losses since adoption	9,888	7,295	727	186	913	876	149	1,025
Unrecognised prior service cost/(credit)	1,185	1,258	(34)	2	(32)	(82)	–	(82)

Net amount recognised	8,128	6,042	(1,816)	(423)	(2,239)	(1,726)	(363)	(2,089)

Amounts recognised in the Statement of Assets and Liabilities:
Intangible assets	353	326
Prepaid benefit costs	8,278	6,516
Accrued benefit liabilities:
Short-term	(213)	(182)	(40)	(33)	(73)	(51)	(28)	(79)
Long-term	(2,878)	(2,917)	(1,776)	(390)	(2,166)	(1,675)	(335)	(2,010)

	5,540	3,743	(1,816)	(423)	(2,239)	(1,726)	(363)	(2,089)
Amount recognised in Equity:
Accumulated other comprehensive income	2,588	2,299

Net amount recognised	8,128	6,042	(1,816)	(423)	(2,239)	(1,726)	(363)	(2,089)

a	Other components comprise mainly the effect of changes in actuarial assumptions, most notably the discount rate and in 2004 the impact of accounting for the US Medicare Act on the accumulated postretirement benefit obligation at January 1.

Additional information on pension benefits

	$ million

	2004	2003

Obligation for pension benefits in respect of unfunded plans	2,032	2,155
Accumulated benefit obligation	48,654	41,865
For employee retirement plans with projected benefit obligation in excess of plan assets, the respective amounts are:
Projected benefit obligation	36,246	30,291
Plan assets	33,646	28,176
For employee retirement plans with accumulated benefit obligation in excess of plan assets, the respective amounts are:
Accumulated benefit obligation	11,844	10,452
Plan assets	10,734	9,356

Royal Dutch Shell plc

Financial Report 2004	29

Notes to the Consolidated Financial Statements

Employer contributions to defined benefit pension plans during 2005 are estimated to be $1.4 billion. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

			$ million

		Other benefits
	Pension
	benefits	USA	Other	Total

2005	2,584	132	32	164
2006	2,664	135	33	168
2007	2,738	147	33	180
2008	2,829	157	34	191
2009	2,908	165	35	200
2010–2014	15,759	905	178	1,083

Benefit costs for the year comprise:

$ million

				Other benefits

	Pension benefits			2004			2003			2002

	2004	2003	2002	USA	Other	Total	USA	Other	Total	USA	Other	Total

Service cost	1,086	991	899	35	16	51	37	15	52	32	7	39
Interest cost	2,529	2,333	2,001	139	28	167	141	24	165	111	21	132
Expected return on plan assets	(3,894)	(3,547)	(3,339)
Other components	317	303	(100)	41	8	49	66	4	70	76	7	83

Cost of defined benefit plans	38	80	(539)	215	52	267	244	43	287	219	35	254
Payments to defined contribution plans	221	171	84

	259	251	(455)	215	52	267	244	43	287	219	35	254

Discount rates, projected rates of remuneration growth and expected rates of return on plan assets vary for the different plans as they are determined in the light of local conditions. Expected rates of return on plan assets are calculated using a common assumption-setting process based on a projection of real long-term bond yields and an equity risk premium which are combined with local inflation assumptions and applied to each plan’s actual asset mix. The weighted averages applicable for the principal plans in the Shell Group are:

				Other benefits

	Pension benefits			2004		2003		2002

	2004	2003	2002	USA	Other	USA	Other	USA	Other

Assumptions used to determine benefit obligations at December 31
Discount rate	5.1%	5.6%	5.9%	5.8%	5.0%	6.0%	5.6%	6.5%	5.6%
Projected rate of remuneration growth	3.8%	3.9%	4.0%

Assumptions used to determine benefit costs for year ended December 31
Discount rate	5.6%	5.9%	6.0%	6.0%	5.6%	6.5%	5.6%	7.0%	6.0%
Expected rate of return on plan assets	7.6%	7.9%	8.0%
Projected rate of remuneration growth	3.9%	4.0%	4.0%

Healthcare cost trend rates
Healthcare cost trend rate in year after reporting year				10.0%	3.7%	10.0%	3.9%	7.8%	4.6%
Ultimate healthcare cost trend rate				5.0%	2.9%	5.0%	2.9%	5.0%	2.9%
Year ultimate healthcare cost trend rate is applicable				2012	2007	2011	2006	2010	2004

The effect of a one percentage point increase/(decrease) in the annual rate of increase in the assumed healthcare cost trend rates would be to increase/(decrease) annual postretirement benefit cost by approximately $35 million/($25 million) and the accumulated postretirement benefit obligation by approximately $456 million/($374 million).

Weighted-average plan asset allocations by asset category and the target allocation for December 31, 2004 for the principal pension plans in the Shell Group are:

	Target	Percentage of plan
	allocation	assets at December 31

	2004	2004	2003

Equity securities	72%	73%	73%
Debt securities	23%	21%	22%
Real estate	2%	2%	2%
Other	3%	4%	3%

Total	100%	100%	100%

Royal Dutch Shell plc
Financial Report 2004

Notes to the Consolidated Financial Statements

Plan long-term investment strategies are generally determined by the responsible Pension Fund Trustees using a structured asset-liability modelling approach to determine the asset mix which best meets the objectives of optimising investment return and maintaining adequate funding levels.

21 Employee emoluments and numbers

(a) Emoluments

	$ million

	2004	2003	2002

Remuneration	8,125	7,477	6,096
Social law taxes	695	660	518
Pensions and similar obligations (Note 21)	526	538	(201)

	9,346	8,675	6,413

(b) Average numbers

	thousands

	2004	2003	2002

Exploration & Production	17	17	17
Gas & Power	2	2	2
Oil Products	78	82	75
Chemicals	8	9	9
Corporate and Other	9	9	8

	114	119	111

(c) Year-end numbers

	thousands

	2004	2003	2002

Exploration & Production	17	17	17
Gas & Power	2	2	2
Oil Products	76	82	80
Chemicals	8	9	9
Corporate and Other	9	9	8

	112	119	116

In addition to remuneration above, there were charges for redundancy of $526 million in 2004 (2003: $291 million; 2002: $215 million).

The charges relate to 4,000 employees in 2004 (mainly in the Oil Products segment, primarily due to portfolio restructuring, and in the Corporate and Other segment due to restructuring in information and technology), 2,000 employees in 2003 (mainly in the Exploration & Production and Oil Products segments) and 2,600 employees in 2002 (mainly in the Exploration & Production and Oil Products segments). The liabilities for redundancies at December 31, 2004 and 2003, and movements during 2004 and 2003 are given in the following table.

	$ million

	2004	2003

At January 1	494	395
Charges	526	291
Payments	(394)	(245)
Other movements and currency translation effects	(29)	53

At December 31	597	494

22 Stock-based compensation plans

On July 20, 2005 Royal Dutch Shell became the parent company of Royal Dutch and Shell Transport by way of the transactions described in Note 1. At the same date the rights to shares of Royal Dutch and Shell Transport under the stock-based compensation schemes were exchanged for equivalent rights to Royal Dutch Shell shares on the basis of the exchange ratios set out in Note 1.

Certain Shell Group companies have in place various stock-based plans for senior staff and other employees of those and other Shell Group companies. Details of the principal plans are given below.

The Shell Group Stock Option Plans offer eligible employees options over Royal Dutch ordinary shares (Royal Dutch shares) or Shell Transport Ordinary shares (Shell Transport shares) at a price not less than the fair market value of the shares at the date the options were granted. The options are exercisable three years from grant, except for those granted under the US plans, which vest a third per year for three years. The options lapse ten years after grant, however leaving Shell Group employment may cause options to lapse earlier. For

Royal Dutch Shell plc

Financial Report 2004	31

Notes to the Consolidated Financial Statements

Shell Group Managing Directors and the most senior executives, 100% of the options granted in 2003 (and in subsequent years) are subject to performance conditions.

Under the Restricted Stock Plan, grants are made on a highly selective basis to senior staff. A maximum of 250,000 Royal Dutch shares (or equivalent value in Shell Transport shares) can be granted under the plan in any year. Shares are granted subject to a three-year restriction period and the number of shares awarded is based on the share price at the start of the restricted period. The shares, together with additional shares equivalent to the value of the dividends payable over the restriction period, are released to the individual at the end of the three-year period.

The following table shows for 2003 and 2004, in respect of option plans, the number of shares under option at the beginning of the year, the number of options granted, exercised and expired during the year and the number of shares under option at the end of the year, together with their weighted average exercise price translated at the respective year-end exchange rates:

	Royal Dutch shares		Shell Transport shares		Shell Canada common shares[a]

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	(thousands)	($)	(thousands)	($)	(thousands)	($)

Under option at January 1, 2003	33,381	59.86	101,447	8.26	4,777	21.71
Granted	15,643	45.13	41,893	6.74	1,674	35.65
Exercised	–	–	(192)	6.47	(505)	22.88
Expired	(1,003)	64.03	(2,813)	8.92	(73)	26.03

Under option at December 31, 2003[b]	48,021	60.09	140,335	8.44	5,873	29.43

Granted	14,816	52.42	42,998	7.47	1,697	45.99
Exercised	(495)	47.20	(1,341)	7.10	(1,175)	22.73
Expired	(1,644)	68.14	(6,033)	9.69	(285)	25.85

Under option at December 31, 2004[b]	60,698	60.56	175,959	8.73	6,110	37.17

a	Unissued.

b	The underlying weighted average exercise prices for Royal Dutch and Shell Transport shares under option at December 31, 2004 were €44.42 (2003: €47.64) and £4.53 (2003: £4.73) respectively.

The following tables provide further information about the options outstanding at December 31, 2004:

				Royal Dutch shares

	Options outstanding			Options exercisable

		Weighted
		average	Weighted		Weighted
		remaining	average		average
		contractual	exercise		exercise
	Number	life	price	Number	price
Range of exercise prices	(thousands)	(years)	($)	(thousands)	($)

$40 to $45	6,541	8.2	42.25	2,027	42.24
$45 to $50	7,096	9.1	48.65	223	45.71
$50 to $55	19,118	7.4	52.72	6,241	53.49
$55 to $60	8,354	7.6	56.30	2,353	56.21
$60 to $65	3,759	6.2	60.77	3,759	60.77
$65 to $70	773	2.3	66.70	773	66.70
$75 to $80	149	6.8	76.94	149	76.94
$80 to $85	9,503	6.3	82.92	1,959	81.34
$85 to $90	2,124	5.4	85.36	2,124	85.36
$90 to $95	79	5.2	94.11	79	94.11
$95 to $100	3,202	6.2	96.21	3,202	96.21

$40 to $100	60,698	7.3	60.56	22,889	65.95

				Shell Transport shares

	Options outstanding			Options exercisable

		Weighted
		average	Weighted		Weighted
		remaining	average		average
		contractual	exercise		exercise
	Number	life	price	Number	price
Range of exercise prices	(thousands)	(years)	($)	(thousands)	($)

$7 to $8	93,250	7.8	7.36	9,847	7.00
$8 to $9	6,937	3.3	8.45	6,137	8.47
$9 to $10	11,694	4.4	9.74	11,694	9.74
$10 to $11	51,761	6.3	10.29	14,110	10.64
$11 to $12	12,317	6.0	11.80	12,317	11.80

$7 to $12	175,959	6.8	8.73	54,105	9.80

Royal Dutch Shell plc
Financial Report 2004

Notes to the Consolidated Financial Statements

In the UK, The Shell Petroleum Company Limited and Shell Petroleum N.V. each operate a savings-related stock option scheme, under which options are granted over shares of Shell Transport at prices not less than the market value on a date not more than 30 days before the date of the grant of option and are normally exercisable after completion of a three-year or five-year contractual savings period. The following table shows for 2003 and 2004, in respect of these plans, the number of Shell Transport shares under option at the beginning of the year, the number of options granted, exercised and expired during the year and the number of shares under option at the end of the year:

	thousands

	2004	2003

Under option at January 1	15,089	18,680
Granted	–	4,975
Exercised	(1,924)	(707)
Expired	(2,634)	(7,859)

Under option at December 31	10,531	15,089

Certain Shell Group companies have incentive compensation plans containing stock appreciation rights linked to the value of Royal Dutch shares. During 2004 1,375,989 of these stock appreciation rights were exercised and 21,833 forfeited, leaving a balance of 7,484,779 at December 31, 2004 (2003: 8,882,601).

In 2001, the Global Employee Share Purchase Plan was implemented giving eligible employees the opportunity to buy Royal Dutch or Shell Transport shares, with 15% added after a specified holding period. At December 31, 2004 16,024 (2003: 4,754) Royal Dutch shares and 25,881 (2003: 19,742) Shell Transport shares were held by Shell Group companies in connection with the Global Employee Share Purchase Plan.

Effects on Shell Group net income and Earnings per share under the fair value method

A comparison of the Shell Group’s net income and Earnings per share for both Royal Dutch and Shell Transport as reported under the intrinsic value method and on a pro forma basis calculated as if the fair value of options and share purchase rights granted would have been considered as compensation expense is as follows:

	2004		2003		2002

		Pro forma		Pro forma		Pro forma

Shell Group net income ($ million)	18,182	17,937	12,322	12,045	9,671	9,468
Basic earnings per share attributable to Royal Dutch ($)[a]	5.39	5.32	3.63	3.55	2.82	2.76
Diluted earnings per share attributable to Royal Dutch ($)[a]	5.39	5.31	3.63	3.55	2.81	2.76
Basic earnings per ADR attributable to Shell Transport ($)[a]	4.60	4.54	3.10	3.03	2.41	2.36
Diluted earnings per ADR attributable to Shell Transport ($)[a]	4.60	4.54	3.10	3.03	2.41	2.36

a	Based on Royal Dutch and Shell Transport share numbers before unification.

The fair value of the Shell Group’s 2004 option grants was estimated using a Black-Scholes option pricing model and the following assumptions for US dollar, euro and sterling denominated options respectively: risk-free interest rates of 3.5%, 3.1% and 4.9%; dividend yield of 4.1%, 4.5% and 4.0%; volatility of 28.2%, 30.3% and 31.7% and expected lives of five to seven years.

23 Decommissioning and restoration costs

	$ million

			2004			2003
	Short-term	Long-term	Total	Short-term	Long-term	Total

At January 1	89	3,955	4,044	71	3,528	3,599
Cumulative effect of change in accounting policy[a]	–	–	–	108	(102)	6
Liabilities incurred	6	291	297	–	174	174
Liabilities settled	(77)	(18)	(95)	(106)	(37)	(143)
Accretion expense	–	284	284	–	49	49
Reclassifications and other movements	160	912	1,072	12	12	24
Currency translation differences	7	285	292	4	331	335

At December 31	185	5,709	5,894	89	3,955	4,044

a	US accounting standard FAS 143 (Asset Retirement Obligations) was effective from the beginning of 2003 (see Note 2).

A review of the estimated provision for decommissioning and restoration costs was performed during 2004 based on current experience and techniques. This resulted in an increase of $1.1 billion in both the provision and corresponding tangible fixed assets, reported within other movements.

For the purposes of calculating provisions for decommissioning and restoration costs, estimated total ultimate liabilities of $9.8 billion at December 31, 2004 (2003: $7.5 billion) were used. Such estimates are subject to various regulatory and technological developments.

Royal Dutch Shell plc

Financial Report 2004	33

Notes to the Consolidated Financial Statements

24 Information by geographical area and by industry segmenta

(a) Geographical area

	$ million

	2004		2003		2002

	Net	Fixed	Net	Fixed	Net	Fixed
	proceeds	assets	proceeds	assets	proceeds	assets

Europe	94,904	37,930	70,375	37,686	62,575	36,516
Other Eastern Hemisphere	49,482	36,977	37,482	33,530	32,406	28,492
USA	102,877	27,580	75,109	30,343	54,677	27,266
Other Western Hemisphere	17,927	13,834	15,396	13,038	13,795	11,869

Total Group	265,190	116,321	198,362	114,597	163,453	104,143

a	As a consequence of the separate reporting of income from discontinued operations (see Note 3), information for comparative periods has been reclassified where necessary:

(b) Industry segment

2004	$ million

	Total	Exploration	Gas &	Oil		Corporate
	Shell Group	& Production	Power	Products	Chemicals	and Other

Sales
third parties	265,190	20,643	9,604	207,006	26,877	1,060
inter-segment		19,001	1,210	11,924	2,620	11

Net proceeds		39,644	10,814	218,930	29,497	1,071

Operating profit/(loss)
Shell Group companies	26,254	18,386	331	7,152	1,245	(860)
Shell Group share of associated companies	5,653	2,438	1,384	1,749	94	(12)

	31,907	20,824	1,715	8,901	1,339	(872)
Interest and other income	1,730	244	768	90	1	627
Interest expense	1,213					1,213
Currency exchange gains/(losses)	(39)	(78)	15	(19)	(16)	59
Taxation	15,137	12,033	429	2,691	394	(410)
Income applicable to minority interests	626

Income from continuing operations	16,622	8,957	2,069	6,281	930	(989)
Income from discontinued operations, net of tax[a]	1,560	358	86	1,256	–	(52)

Net income	18,182	9,315	2,155	7,537	930	(1,041)

Total assets at December 31	193,626	68,199	23,214	71,447	18,330	12,406
Total liabilities at December 31	(97,862)	(44,602)	(15,897)	(44,509)	(8,062)	15,208
Tangible fixed assets at December 31
Cost	193,162	115,404	8,028	53,773	14,561	1,396
Accumulated depreciation	(104,222)	(63,411)	(1,107)	(30,689)	(8,381)	(634)
Goodwill at December 31	2,691	–	184	2,470	23	14
Investments in associated companies at December 31	19,743	4,762	4,312	6,206	4,139	324
Capital expenditure and new investments in associated companies	13,792	8,745	1,633	2,466	705	243
Depreciation, depletion and amortisation charge from continuing operations
Impairment	622	7	–	580	29	6
Other	11,530	8,132	262	2,476	515	145

Royal Dutch Shell plc
Financial Report 2004

Notes to the Consolidated Financial Statements

2003	$ million

	Total	Exploration	Gas &	Oil		Corporate
	Shell Group	& Production	Power	Products	Chemicals	and Other

Sales
third parties	198,362	12,224	7,377	159,075	18,843	843
inter-segment		20,244	850	3,416	1,974	29

Net proceeds		32,468	8,227	162,491	20,817	872

Operating profit/(loss)
Shell Group companies	17,860	14,968	510	3,175	(112)	(681)
Shell Group share of associated companies	3,446	1,857	871	910	(165)	(27)

	21,306	16,825	1,381	4,085	(277)	(708)
Interest and other income	1,996	88	1,366	(39)	(29)	610
Interest expense	1,324					1,324
Currency exchange gains/(losses)	(231)	(16)	(23)	(23)	(14)	(155)
Taxation	9,352	8,307	454	1,202	(111)	(500)
Income applicable to minority interests	353

Income from continuing operations	12,042	8,590	2,270	2,821	(209)	(1,077)
Income from discontinued operations, net of tax[a]	25	78	19	39	–	(98)
Cumulative effect of change in accounting principle, net of tax	255	255

Net income	12,322	8,923	2,289	2,860	(209)	(1,175)

Total assets at December 31	169,737	63,641	19,212	64,725	15,297	6,862
Total liabilities at December 31	(88,215)	(47,866)	(13,277)	(42,549)	(7,888)	23,365
Tangible fixed assets at December 31
Cost	181,685	105,540	6,934	53,556	14,028	1,627
Accumulated depreciation	(94,597)	(56,265)	(985)	(28,784)	(7,851)	(712)
Goodwill at December 31	2,675	–	184	2,455	23	13
Investments in associated companies at December 31	19,371	4,108	4,924	5,965	4,017	357
Capital expenditure and new investments in associated companies	13,235	8,278	1,511	2,405	599	442
Depreciation, depletion and amortisation charge from continuing operations
Impairment	1,288	679	–	262	220	127
Other	10,203	7,048	116	2,455	458	126

a	$88 million of income applicable to minority interests is deducted in arriving at income from discontinued operations for the Shell Group in 2004 (2003: $13 million).

2002	$ million

	Total	Exploration	Gas &	Oil		Corporate
	Shell Group	& Production	Power	Products	Chemicals	and Other

Sales
third parties	163,453	11,640	4,254	132,681	14,125	753
inter-segment		14,680	620	3,080	1,082	17

Net proceeds		26,320	4,874	135,761	15,207	770

Operating profit/(loss)
Shell Group companies	15,056	11,976	89	3,009	438	(456)
Shell Group share of associated companies	2,792	1,316	729	554	213	(20)

	17,848	13,292	818	3,563	651	(476)
Interest and other income	782	98	118	10	3	553
Interest expense	1,291					1,291
Currency exchange gains/(losses)	(25)	(25)	6	(67)	(16)	77
Taxation	7,655	6,724	195	1,021	73	(358)
Income applicable to minority interests	175

Income from continuing operations	9,484	6,641	747	2,485	565	(779)
Income from discontinued operations, net of tax	187	85	27	142	–	(67)

Net income	9,671	6,726	774	2,627	565	(846)

Total assets at December 31	153,291	56,988	16,057	60,549	14,172	5,525
Total liabilities at December 31[a]	(83,672)	(45,191)	(12,223)	(41,826)	(7,903)	23,471
Tangible fixed assets at December 31
Cost	157,499	93,333	2,843	47,689	12,010	1,624
Accumulated depreciation	(79,136)	(47,076)	(763)	(23,926)	(6,711)	(660)
Goodwill at December 31	2,324	–	184	1,989	22	129
Investments in associated companies at December 31	17,945	3,591	4,679	5,344	4,154	177
Capital expenditure, acquisitions and new investments in associated companies	23,651	13,154	953	7,968	998	578
Depreciation, depletion and amortisation charge from continuing operations
Impairment	188	33	4	102	29	20
Other	8,340	5,603	112	2,160	372	93

As a consequence of the separate reporting of income from discontinued operations (see Note 3), information for comparative periods has been reclassified where necessary.

a	Deferred taxation as at December 31, 2002 is included on a net liability basis, rather than as separate deferred taxation assets and liabilities as in 2004 and 2003.

Royal Dutch Shell plc

Financial Report 2004	35

Notes to the Consolidated Financial Statements

25 Oil and gas exploration and production activities

(a) Capitalised costs
The aggregate amount of tangible fixed assets of Shell Group companies relating to oil and gas exploration and production activities and the aggregate amount of the related depreciation, depletion and amortisation at December 31 are shown in the table below:

$ million

	2004		2003		2002

Cost
Proved properties	104,479	[a]	94,069	[a]	83,964
Unproved properties	4,281		5,400		4,768
Support equipment and facilities	3,266		3,128		2,352

	112,026		102,597		91,084

Depreciation
Proved properties	60,101	[a]	53,867	[a]	45,525
Unproved properties	1,437		824		325
Support equipment and facilities	1,582		1,443		1,224

	63,120		56,134		47,074

Net capitalised costs	48,906		46,463		44,010

Oil sands: net capitalised costs	3,087		2,811		2,246

a	Includes capitalised asset retirement costs.

The Shell Group share of associated companies’ net capitalised costs was $3,958 million at December 31, 2004 (2003: $3,772 million; 2002: $3,173 million).

(b) Costs incurred

Costs incurred by Shell Group companies during the year in oil and gas property acquisition, exploration and development activities, whether capitalised or charged to income currently, are shown in the table overleaf. Development costs exclude costs of acquiring support equipment and facilities, but include depreciation thereon.

2004			$ million

	Eastern Hemisphere				Western Hemisphere

				Middle
				East,
			Asia	Russia,
	Europe	Africa	Pacific	CIS[a]	USA	Other	Total

Acquisition of properties
Proved	–	–	–	192	17	(1)	208
Unproved	(3)	46	(3)	7	19	44	110
Exploration	152	196	141	127	418	214	1,248
Development[b]
Excluding oil sands	2,404	1,831	363	2,645	867	362	8,472
Oil sands						132	132

2003			$ million

	Eastern Hemisphere				Western Hemisphere

				Middle
				East,
			Asia	Russia,
	Europe	Africa	Pacific	CIS[a]	USA	Other	Total

Acquisition of properties
Proved	6	8	177	194	–	–	385
Unproved	–	209	3	273	17	8	510
Exploration	187	163	139	273	342	155	1,259
Development[b]
Excluding oil sands	2,776	1,660	311	1,251	1,599	588	8,185
Oil sands						88	88

Royal Dutch Shell plc
Financial Report 2004

Notes to the Consolidated Financial Statements

2002			$ million

	Eastern Hemisphere				Western Hemisphere

				Middle
				East,
			Asia	Russia,
	Europe	Africa	Pacific	CIS	USA	Other	Total

Acquisition of properties
Proved	3,776	–	–	122	565	801	5,264
Unproved	1,693	53	–	3	368	412	2,529
Exploration	217	279	115	170	328	182	1,291
Development
Excluding oil sands	1,605	1,370	442	685	1,465	407	5,974
Oil sands						931	931

a	These amounts do not include Sakhalin II project costs in 2004 of $869 million (2003: $384 million) reported in the Gas & Power segment.

b	Includes capitalised asset retirement costs.

The Shell Group share of associated companies’ cost incurred was $415 million in 2004 (2003: $417 million; 2002: $551 million).

(c) Earnings

Earnings of Shell Group companies from exploration and production activities are given in the table below. For the purpose of this note, certain purchases of traded product are netted into sales.

2004			$ million

	Eastern Hemisphere				Western Hemisphere

				Middle
				East,
			Asia	Russia,
	Europe	Africa	Pacific	CIS	USA	Other	Total

Sales:
Third parties	5,856	137	1,045	1,806	2,092	1,277	12,213
Intra-group	7,223	5,616	1,517	4,616	4,755	1,187	24,914

Net proceeds	13,079	5,753	2,562	6,422	6,847	2,464	37,127
Production costs[b]	1,895	1,548	537	1,687	779	518	6,964
Exploration expense	201	157	139	101	364	209	1,17 1
Depreciation, depletion and amortisation	3,764	700	566	799	1,6 22	811	8,262
Other income/(costs)	(1,308)	(353)	280	(517)	(340)	(334)	(2,572)

Earnings before taxation	5,911	2,995	1,600	3,318	3,742	592	18,158
Taxation	3,559	2,448	350	2,795	1,298	186	10,636

Earnings from continuing operations	2,352	547	1,250	523	2,444	406	7,522
Earnings from discontinued operations, net of tax	–	144	109	105	–	–	358

Earnings from operations	2,352	691	1,359	628	2,444	406	7,880

Earnings from oil sands						290	290

2003			$ million

	Eastern Hemisphere				Western Hemisphere

				Middle
				East,
			Asia	Russia,
	Europe	Africa	Pacific	CIS	USA	Other	Total

Sales:
Third parties	5,386	129	808	1,640	1,903	1,115	10,981
Intra-group	5,873	3,888	1,179	3,713	4,480	713	19,846

Net proceeds	11,259	4,017	1,987	5,353	6,383	1,828	30,827
Production costs[b]	1,886	1,087	419	1,408	603	366	5,769
Exploration expense	229	235	112	121	275	144	1,116
Depreciation, depletion and amortisation	3,723	462	539	585	1,667	681	7,657
Other income/(costs)	(512)	(187)	238	(443)	30	(240)	(1,114)

Earnings before taxation	4,909	2,046	1,155	2,796	3,868	397	15,171
Taxation	1,686	1,437	217	2,239	1,497	204	7,280

Earnings from continuing operations	3,223	609	938	557	2,371	193	7,891
Earnings from discontinued operations, net of tax	–	(16)	68	26	–	–	78

Earnings from operations	3,223	593	1,006	583	2,371	193	7,969

Earnings from oil sands						(101)	(101)

Royal Dutch Shell plc

Financial Report 2004	37

Notes to the Consolidated Financial Statements

2002			$ million

	Eastern Hemisphere				Western Hemisphere

				Middle
				East,
			Asia	Russia,
	Europe	Africa	Pacific	CIS	USA	Other	Total

Sales:
Third parties	5,472	73	763	1,772	1,997	892	10,969
Intra-group	4,572	2,538	1,186	3,087	2,863	433	14,679

Net proceeds	10,044	2,611	1,949	4,859	4,860	1,325	25,648
Production costs[b]	1,826	754	420	1,275	589	298	5,162
Exploration expense	177	204	58	81	249	208	977
Depreciation, depletion and amortisation	2,469	458	572	777	1,461	265	6,00 2
Other income/(costs)	(428)	(97)	160	(654)	(221)	(219)	(1,459)

Earnings before taxation	5,144	1,098	1,059	2,072	2,340	335	12,048
Taxation	2,340	789	294	1,638	791	93	5,945

Earnings from continuing operations	2,804	309	765	434	1,549	242	6,103
Earnings from discontinued operations, net of tax	–	(15)	70	30	–	–	85

Earnings from operations	2,804	294	835	464	1,549	242	6,188

Earnings from oil sands						(3)	(3)

a	As a consequence of the separate reporting of income from discontinued operations (see Note 3), information for comparative periods has been reclassified where necessary.

b	Includes certain royalties paid in cash amounting to $2,019 million in 2004 (2003: $1,700 million; 2002: $1,449 million).

The Shell Group share of associated companies’ earnings was $1,145 million in 2004 (2003: $800 million; 2002: $541 million) mainly in the USA $603 million (2003: $424 million; 2002: $330 million) and Asia Pacific $522 million (2003: $353 million; 2002: $170 million).

26 Auditors’ remuneration

Remuneration of KPMG and PricewaterhouseCoopers		$ million

	2004	2003	2002

Audit fees	42	32	27
Audit-related fees[a]	13	11	17
Tax fees[b]	9	7	6
Fees for all other non-audit services	6	6	12

a	Fees for audit-related services such as employee benefit plan audits, due diligence assistance, assurance of non-financial data, operational audits, training services and special investigations.

b	Fees for tax compliance, tax advice and tax planning services.

27 Contingencies and litigation

Contingent liabilities of Shell Group companies arising from guarantees related to commitments of non-consolidated entities amounted to $2.9 billion at December 31, 2004 (2003: $3.4 billion). An analysis of the guarantees outstanding at December 31, 2004 is given in the following table:

$ billion

In respect of debt	1.7
In respect of customs duties	0.5
Other	0.7

2.9

The $1.7 billion of guarantees in respect of debt relate to project finance. Guarantees in respect of customs duties mainly relate to a cross guarantee, renewable annually, for amounts payable by industry participants in a western European country.

Shell Oil Company (including subsidiaries and affiliates, referred to collectively as SOC), along with numerous other defendants, has been sued by public and quasi-public water purveyors, as well as governmental entities, alleging responsibility for groundwater contamination caused by releases of gasoline containing oxygenate additives. Most of these suits assert various theories of liability, including product liability, and seek to recover actual damages, including clean-up costs. Some assert claims for punitive damages. As of December 31, 2004, there were approximately 66 pending suits by such plaintiffs that asserted claims against SOC and many other defendants (including major energy and refining companies). Although a majority of these cases do not specify the amount of monetary damages sought, some include specific damage claims collectively against all defendants. While the aggregate amounts claimed against all defendants for actual and punitive damages in such suits could be material to the financial statements if they were ultimately recovered against SOC alone rather than apportioned among the defendants, management of the Shell Group considers the amounts claimed in these pleadings to be highly speculative and not an appropriate basis on which to determine a reasonable estimate of the amount of the loss that may be ultimately incurred, for the reasons described below.

Royal Dutch Shell plc
Financial Report 2004

Notes to the Consolidated Financial Statements

The reasons for this determination can be summarised as follows:

•	While the majority of the cases have been consolidated for pre-trial proceedings in the U.S. District Court for the Southern District of New York, there are many cases pending in other jurisdictions throughout the U.S. Most of the cases are at a preliminary stage. In many matters, little discovery has been taken and the courts have yet to rule upon motions on substantive legal issues. Consequently, management of the Shell Group does not have sufficient information to assess the facts underlying the plaintiffs’ claims; the nature and extent of damages claimed, if any; the reasonableness of any specific claim for money damages; the allocation of potential responsibility among defendants; or the law that may be applicable. Additionally, given the pendency of cases in varying jurisdictions, there may be inconsistencies in the determinations made in these matters.

•	There are significant unresolved legal questions relating to claims asserted in this litigation. For example, it has not been established whether the use of oxygenates mandated by the 1990 amendments to the Clean Air Act can give rise to a products liability based claim. While some trial courts have held that it cannot, other courts have left the question open or declined to dismiss claims brought on a products liability theory. Other examples of unresolved legal questions relate to the applicability of federal preemption, whether a plaintiff may recover damages for alleged levels of contamination significantly below state environmental standards, and whether a plaintiff may recover for an alleged threat to groundwater before detection of contamination.

•	There are also significant unresolved legal questions relating to whether punitive damages are available for products liability claims or, if available, the manner in which they might be determined. For example, some courts have held that for certain types of product liability claims, punitive damages are not available. It is not known whether that rule of law would be applied in some or all of the pending oxygenate additive cases. Where specific claims for damages have been made, punitive damages represent in most cases a majority of the total amounts claimed.

•	There are significant issues relating to the allocation of any liability among the defendants. Virtually all of the oxygenate additives cases involve multiple defendants including most of the major participants in the retail gasoline marketing business in the regions involved in the pending cases. The basis on which any potential liability may be apportioned among the defendants in any particular pending case cannot yet be determined.

For these reasons, management of the Shell Group is not currently able to estimate a range of reasonably possible losses or minimum loss for this litigation; however, management of the Shell Group does not currently believe that the outcome of the oxygenate-related litigation pending as of December 31, 2004 will have a material impact on the Shell Group’s financial condition, although such resolutions could have a significant effect on periodic results for the period in which they are recognised.

A $490 million judgment in favour of 466 plaintiffs in a consolidated matter that had once been nine individual cases was rendered in 2002 by a Nicaraguan court jointly against SOC and three other named defendants (not affiliated with SOC), based upon Nicaraguan Special Law 364 for claimed personal injuries resulting from alleged exposure to dibromochloropropane (DBCP) — a pesticide manufactured by SOC prior to 1978. This special law imposes strict liability (in a predetermined amount) on international manufacturers of DBCP. The statute also provides that unless a deposit (calculated as described below) of an amount denominated in Nicaraguan cordobas is made into the Nicaraguan courts, the claims would be submitted to the US courts. In SOC’s case the deposit would have been between $19 million and $20 million (based on an exchange rate between 15 and 16 cordobas per US dollar). SOC chose not to make this deposit. The Nicaraguan courts did not, however, give effect to the provision of Special Law 364 that requires submission of the matter to the US courts. Instead, the Nicaraguan court entered judgment against SOC and the other defendants. Further, SOC was not afforded the opportunity to present any defences in the Nicaraguan court, including that it was not subject to Nicaraguan jurisdiction because it had neither shipped nor sold DBCP to parties in Nicaragua. At this time, SOC has not completed the steps necessary to perfect an appeal in Nicaragua and, as described below, the Nicaraguan claimants have sought to enforce the Nicaraguan judgment against SOC in the U.S. and in Venezuela. SOC does not have any assets in Nicaragua. In 2003, an attempt by the plaintiffs to enforce the Nicaraguan judgment described above in the United States against Shell Chemical Company and purported affiliates of the other named defendants was rejected by the U.S. District Court for the Central District of California, which decision is on appeal before the Ninth Circuit Court of Appeals. Enforcement of the Nicaraguan judgment was rejected because of improper service and attempted enforcement against non-existent entities or entities that were not named in the Nicaraguan judgment. Thereafter, SOC filed a declaratory judgment action seeking ultimate adjudication of the non-enforceability of this Nicaraguan judgment in the U.S. District Court for the Central District of California. This district court denied motions filed by the Nicaraguan claimants to dismiss SOC claims that Nicaragua does not have impartial tribunals, the proceedings violated due process, the relationship between SOC and Nicaragua made the exercise of personal jurisdiction unreasonable, and Special Law 364 is repugnant to U.S. public policy because it violates due process. A finding in favour of SOC on any of these grounds will result in a refusal to recognize and enforce the judgment in the United States. Several requests for Exequatur were filed in 2004 with the Tribunal Suprema de Justicia (the Venezuelan Supreme Court) to enforce Nicaraguan judgments. The petitions imply that judgments can be satisfied with assets of Shell Venezuela, S.A., which was neither a party to the Nicaraguan judgment nor a subsidiary of SOC, against whom the Exequatur was filed. The petitions are pending before the Tribunal Suprema de Justicia but have not been accepted. As of December 31, 2004, five additional Nicaraguan judgments had been entered in the collective amount of approximately $226.5 million in favor of 240 plaintiffs jointly against Shell Chemical

Royal Dutch Shell plc

Financial Report 2004	39

Notes to the Consolidated Financial Statements

Company and three other named defendants (not affiliated with Shell Chemical Company) under facts and circumstances almost identical to those relating to the judgment described above. Additional judgments are anticipated (including a suit seeking more than $3 billion). It is the opinion of management of the Group that the above judgments are unenforceable in a U.S. court, as a matter of law, for the reasons set out in SOC’s declaratory judgment action described above. No financial provisions have been established for these judgments or related claims.

Since 1984, SOC has been named with others as a defendant in numerous product liability cases, including class actions, involving the failure of residential plumbing systems and municipal water distribution systems constructed with polybutylene plastic pipe. SOC fabricated the resin for this pipe while the co-defendants fabricated the raw materials for the pipe fittings. As a result of two class action settlements in 1995, SOC and the co-defendants agreed on a mechanism to fund until 2009 the settlement of most of the residential plumbing claims in the United States. Financial provisions have been taken by SOC for its settlement funding needs anticipated at this time. Additionally, claims that are not part of these class action settlements or that challenge these settlements continue to be filed primarily involving alleged problems with polybutylene pipe used in municipal water distribution systems. It is the opinion of management of the Shell Group that exposure from this other polybutylene litigation pending as of December 31, 2004, is not material. Management of the Shell Group cannot currently predict when or how all polybutylene matters will be finally resolved.

In connection with the recategorisation of certain hydrocarbon reserves that occurred in 2004, a number of putative shareholder class actions were filed against Royal Dutch, Shell Transport, Managing Directors of Royal Dutch during the class period, Managing Directors of Shell Transport during the class period and the external auditors for Royal Dutch, Shell Transport and the Royal Dutch/Shell Group. These actions were consolidated in the United States District Court in New Jersey and a consolidated complaint was filed in September 2004. The parties are awaiting a decision with respect to defendants’ motions to dismiss asserting lack of jurisdiction with respect to the claims of non-United States shareholders who purchased on non-United States securities exchanges and failure to state a claim. Merits discovery has not begun. The case is at an early stage and subject to substantial uncertainties concerning the outcome of the material factual and legal issues relating to the litigation, including the pending motions to dismiss on lack of jurisdiction and failure to state a claim. In addition, potential damages, if any, in a fully litigated securities class action would depend on the losses caused by the alleged wrongful conduct that would be demonstrated by individual class members in their purchases and sales of Royal Dutch and Shell Transport shares during the relevant class period. Accordingly, based on the current status of the litigation, management of the Shell Group is unable to estimate a range of possible losses or any minimum loss. Management of the Shell Group will review this determination as the litigation progresses.

Also in connection with the hydrocarbon reserves recategorisation, putative shareholder class actions were filed on behalf of participants in various Shell Oil Company qualified plans alleging that Royal Dutch, Shell Transport and various current and former officers and directors breached various fiduciary duties to employee participants imposed by the Employee Retirement Income Security Act of 1974 (ERISA). These suits were consolidated in the United States District Court in New Jersey and a consolidated class action complaint was filed in July 2004. Defendants’ motions to dismiss have been fully briefed. Some document discovery has taken place. The case is at an early stage and subject to substantial uncertainties concerning the outcome of the material factual and legal issues relating to the litigation, including the pending motion to dismiss and the legal uncertainties with respect to the methodology for calculating damage, if any, should defendants become subject to an adverse judgment. The Shell Group is in settlement discussions with counsel for plaintiffs, which it hopes will lead to a successful resolution of the case without the need for further litigation. No financial provisions have been taken with respect to the ERISA litigation.

The reserves recategorisation also led to the filing of shareholder derivative actions in June 2004. The four suits pending in New York state court, New York federal court and New Jersey federal court demand Shell Group management and structural changes and seek unspecified damages from current and former members of the Boards of Directors of Royal Dutch and Shell Transport. The suits are in preliminary stages and no responses are yet due from defendants. Because any money “damages” in the derivative actions would be paid to Royal Dutch and Shell Transport, management of the Shell Group does not believe that the resolution of these suits will have a material adverse effect on the Shell Group’s financial condition or operating results.

The United States Securities and Exchange Commission (SEC) and UK Financial Services Authority (FSA) issued formal orders of private investigation in relation to the reserves recategorisation which Royal Dutch and Shell Transport resolved by reaching agreements with the SEC and the FSA. In connection with the agreement with the SEC, Royal Dutch and Shell Transport consented, without admitting or denying the SEC’s findings or conclusions, to an administrative order finding that Royal Dutch and Shell Transport violated, and requiring Royal Dutch and Shell Transport to cease and desist from future violations of, the antifraud, reporting, recordkeeping and internal control provisions of the US Federal securities laws and related SEC rules, agreed to pay a $120 million civil penalty and has undertaken to spend an additional $5 million developing a comprehensive internal compliance program. In connection with the agreement with the FSA, Royal Dutch and Shell Transport agreed, without admitting or denying the FSA’s findings or conclusions, to the entry of a Final Notice by the FSA finding that Royal Dutch and Shell Transport breached market abuse provisions of the UK’s Financial Services and Markets Act 2000 and the Listing Rules made under it and agreed to pay a penalty of £17 million. The penalties from the SEC and FSA and the additional amount to develop a comprehensive internal compliance program have been paid by Shell Group companies and fully included in the Income Statement of the Shell Group. The United States Department of Justice has

Royal Dutch Shell plc
Financial Report 2004

Notes to the Consolidated Financial Statements

commenced a criminal investigation, and Euronext Amsterdam, the Dutch Authority Financial Markets and the California Department of Corporations are investigating the issues related to the reserves recategorisation. Management of the Shell Group cannot currently predict the manner and timing of the resolution of these pending matters and is currently unable to estimate the range of reasonably possible losses from such matters.

Shell Group companies are subject to a number of other loss contingencies arising out of litigation and claims brought by governmental and private parties, which are handled in the ordinary course of business.

The operations and earnings of Shell Group companies continue, from time to time, to be affected to varying degrees by political, legislative, fiscal and regulatory developments, including those relating to the protection of the environment and indigenous people, in the countries in which they operate. The industries in which Shell Group companies are engaged are also subject to physical risks of various types. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings, are unpredictable.

28 Financial instruments

Shell Group companies, in the normal course of business, use various types of financial instruments which expose the Shell Group to market or credit risk. Shell Group companies have procedures and policies in place to limit the amount of credit exposure to any counterparty or market. These procedures and the broad geographical spread of Shell Group companies’ activities limit the Shell Group’s exposure to concentrations of credit or market risk.

Some Shell Group companies enter into derivatives such as interest rate swaps/ forward rate agreements to manage interest rate exposure. The financing of most Operating Companies is structured on a floating-rate basis and, except in special cases, further interest rate risk management is discouraged. Foreign exchange derivatives, such as forward exchange contracts and currency swaps/ options, are used by some Shell Group companies to manage foreign exchange risk. Commodity swaps, options and futures are used to manage price and timing risks mainly involving crude oil, natural gas and oil products.

The contract/notional amount, together with the estimated fair value (carrying amount) of derivatives held by Shell Group companies at December 31 is as follows:

$ million

	2004		2003

			Contract/
	Contract/	Estimated	notional	Estimated
	notional	fair value	amount	fair value
	amount

Interest rate swaps/forward rate agreements	4,307	70	4,322	121
Forward exchange contracts and currency swaps/options	18,830	53	18,874	165
Commodity swaps, options and futures	101,021	81	65,800	61

	124,158	204	88,996	347

The contract/national amounts of commodity swaps, options and futures have increased during the year as a consequence of rising crude oil and natural gas prices.

Other financial instruments in the Balance Sheet include fixed assets: investments – securities, trade receivables, short-term securities, cash and cash equivalents, short and long-term debt, and assets and liabilities in respect of risk management activities. The estimated fair values of these instruments approximate their carrying amounts.

Royal Dutch Shell plc

Financial Report 2004	41

Supplementary Information – Oil and Gas (unaudited)

Reserves

Net quantities (which are unaudited)1 of proved oil and gas reserves are shown in the tables on pages 44 through 50. Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. The unaudited reserve volumes reported exclude volumes attributable to oil and gas discoveries which are not at present considered proved. Such volumes will be included when technical, fiscal and other conditions allow them to be economically developed and produced.

Proved reserves are shown net of any quantities of crude oil or natural gas that are expected to be taken by others as royalties in kind but do not exclude quantities related to royalties expected to be paid in cash (except in North America and in other situations in which the royalty quantities are owned by others) or those related to fixed margin contracts. Proved reserves include certain quantities of crude oil or natural gas which will be produced under arrangements which involve Shell Group companies in upstream risks and rewards but do not transfer title of the product to those companies.

Oil and gas reserves cannot be measured exactly since estimation of reserves involves subjective judgment. These estimates remain subject to revision and are unaudited supplementary information.

[1]	Reserves, reserves volumes and reserves related information and disclosure are referred to as “unaudited” as a means to clarify that this information is not covered by the audit opinion of the registered independent public accounting firms that have audited and reported on the Consolidated Financial Statements of Royal Dutch

Shell plc.

Royal Dutch Shell plc
Financial Report 2004

Supplementary Information – Oil and Gas (unaudited)

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Royal Dutch Shell plc

Financial Report 2004	43

Supplementary Information – Oil and Gas (unaudited)

Crude oil and natural gas liquids

Shell Group companies’ estimated net proved reserves of crude oil and natural gas liquids at the end of the year, their share of the net proved reserves of associated companies at the end of the year, and the changes in such reserves during the year are set out below.

Proved developed and undeveloped reserves

	million barrels[a]

	2004

	Eastern Hemisphere				Western Hemisphere

			Asia	Middle East		Americas
	Europe	Africa[b]	Pacific[c]	Russia, CIS[d]	USA	Other	Total

Shell Group companies
At January 1	1,199	1,379	303	1,202	547	379	5,009
Revisions and reclassifications	(27)	(46)	13	80	(2)	(197)	(179)
Improved recovery	6	2	–	4	–	–	12
Extensions and discoveries	5	13	10	68	12	2	110
Purchases of minerals in place	–	–	–	–	–	–	–
Sales of minerals in place	(2)	(57)	(35)	–	–	–	(94)
Production	(212)	(146)	(46)	(172)	(99)	(38)	(713)
Transfers to associated companies	–	–	–	(384)	–	–	(384)

At December 31	969	1,145	245	798	458	146	3,761

Shell Group share of associated companies
At January 1	2	–	304	86	413	–	805
Revisions and reclassifications	–	–	(22)	(13)	18	–	(17)
Improved recovery	–	–	38	–	–	–	38
Extensions and discoveries	–	–	–	–	–	–	–
Purchases of minerals in place	–	–	–	–	–	–	–
Sales of minerals in place	–	–	(1)	–	–	–	(1)
Production	–	–	(43)	–	(39)	–	(82)
Transfers from Shell Group companies	–	–	–	384	–	–	384

At December 31	2	–	276	457	392	–	1,127

Minority Interests’ share of proved reserves of Shell Group companies
At December 31	–	23	1	109	–	14	147

Oil sands[e]	million barrels

Shell Group companies
At January 1	572	572
Revisions and reclassifications	72	72
Extensions and discoveries	–	–
Production	(29)	(29)

At December 31	615	615

Minority Interests’ share of oil sands
At December 31	135	135

Proved developed reserves

	million barrels

	2004

	Eastern Hemisphere				Western Hemisphere

			Asia	Middle East		Americas
	Europe	Africa[b]	Pacific[c]	Russia, CIS[d]	USA	Other	Total

Shell Group companies
At January 1	962	777	184	864	291	191	3,269
At December 31[f]	755	617	134	475	242	115	2,338

Shell Group share of associated companies
At January 1	1	–	224	1	364	–	590
At December 31[f]	1	–	187	360	349	–	897

a	These quantities have not been adjusted to standard heat content.
b	Excludes Egypt.
c	Excludes Sakhalin.
d	Middle East and Former Soviet Union/Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.
e	Petroleum reserves from operations that do not qualify as oil and gas producing activities, such as our Athabasca Oil Sands Project, are not included in oil and gas reserves and are not considered in the standardised measure of discounted future cash flows for oil and gas reserves, which is found on page 56. The petroleum reserves for the Athabasca Oil Sands Project are presented in this report net of royalty volumes.
f	After accounting for a transfer of proved developed reserves from Shell Group to associated companies of 360 million barrels at the end of 2004.

Royal Dutch Shell plc
Financial Report 2004

Supplementary Information – Oil and Gas (unaudited)

		million barrels					million barrels

2003							2002

Eastern Hemisphere				Western Hemisphere			Eastern Hemisphere				Western Hemisphere

			Middle East,							Middle East,
Europe	Africa[b]	Asia Pacific[c]	Russia, CIS[d]	USA	Other	Total	Europe	Africa[b]	Asia Pacific[c]	Russia, CIS[d]	USA	Other	Total

1,377	1,449	323	1,446	717	470	5,782	1,013	1,308	426	1,677	672	504	5,600
88	(102)	21	(204)	(54)	(57)	(308)	99	89	(27)	(26)	77	(42)	170
5	(6)	16	10	8	1	34	13	–	6	47	51	–	117
12	171	–	128	9	2	322	–	173	6	–	33	–	212
1	–	–	3	–	–	4	507	–	–	–	7	41	555
(39)	–	–	–	(23)	–	(62)	(1)	(19)	(19)	(62)	(3)	–	(104)
(245)	(133)	(57)	(181)	(110)	(37)	(763)	(254)	(102)	(69)	(190)	(120)	(33)	(768)
–	–	–	–	–	–	–	–	–	–	–	–	–	–

1,199	1,379	303	1,202	547	379	5,009	1,377	1,449	323	1,446	717	470	5,782

2	–	325	118	413	–	858	1	–	307	–	356	–	664
–	–	1	–	41	–	42	1	–	55	–	65	–	121
–	–	13	–	–	–	13	–	–	4	–	–	–	4
–	–	11	86	–	–	97	–	–	9	–	33	–	42
–	–	–	–	–	–	–	–	–	–	121	–	–	121
–	–	–	(117)	–	–	(117)	–	–	–	(1)	–	–	(1)
–	–	(46)	(1)	(41)	–	(88)	–	–	(50)	(2)	(41)	–	(93)
–	–	–	–	–	–	–	–	–	–	–	–	–	–

2	–	304	86	413	–	805	2	–	325	118	413	–	858

–	24	1	137	–	54	216	–	23	1	126	–	61	211

million barrels		million barrels

517	517	594	594
10	10	(77)	(77)
60	60	–	–
(15)	(15)	–	–

572	572	517	517

126	126	115	115

		million barrels					million barrels

2003							2002

Eastern Hemisphere				Western Hemisphere			Eastern Hemisphere				Western Hemisphere

			Middle East,							Middle East,
Europe	Africa[b]	Asia Pacific[c]	Russia, CIS[d]	USA	Other	Total	Europe	Africa[b]	Asia Pacific[c]	Russia, CIS[d]	USA	Other	Total

1,063	674	194	1,023	371	191	3,516	750	662	245	1,089	429	212	3,387
962	777	184	864	291	191	3,269	1,063	674	194	1,023	371	191	3,516

1	–	206	15	365	–	587	1	–	208	–	330	–	539
1	–	224	1	364	–	590	1	–	206	15	365	–	587

Royal Dutch Shell plc

Financial Report 2004	45

Supplementary Information – Oil and Gas (unaudited)

Natural gas

Shell Group companies’ estimated net proved reserves of natural gas at the end of the year, their share of the net proved reserves of associated companies at the end of the year, and the changes in such reserves during the year are set out below. The volumes set out below have not been adjusted to standard heat content, which means that volumes of gas are reported on an “as-sold” basis and are treated as equivalent without regard to the quality of the gas (e.g., with respect to the inert gas content thereof or the various hydrocarbon components). The price used to calculate future revenues and cash flows from proved gas reserves is that realised at year-end based on “as-sold” volumes. As such, the realised price reflects the quality of the gas, both in terms of inert components which reduce gas quality and hydrocarbon components with high molecular weights which enrich the quality of the gas.

Proved developed and undeveloped reserves

	thousand million standard cubic feet[a]

	2004

	Eastern Hemisphere				Western Hemisphere

			Asia	Middle East		Americas
	Europe	Africa[b]	Pacific[c]	Russia, CIS[d]	USA	Other	Total

Shell Group companies
At January 1	19,876	2,743	7,352	3,628	3,143	1,628	38,370
Revisions and reclassifications	(270)	(74)	125	138	(100)	(45)	(226)
Improved recovery	9	–	–	–	–	4	13
Extensions and discoveries	217	–	171	2,128	257	192	2,965
Purchases of minerals in place	–	–	–	–	9	–	9
Sales of minerals in place	(48)	–	(310)	(258)	–	(37)	(653)
Production	(1,345)	(137)	(535)	(253)	(486)	(197)	(2,953)

At December 31	18,439	2,532	6,803	5,383	2,823	1,545	37,525

Shell Group share of associated companies
At January 1	39	–	3,122	–	27	–	3,188
Revisions and reclassifications	–	–	120	–	(8)	–	112
Improved recovery	–	–	45	–	–	–	45
Extensions and discoveries	5	–	1	–	–	–	6
Purchases of minerals in place	–	–	–	–	–	–	–
Sales of minerals in place	–	–	(55)	–	–	–	(55)
Production	(7)	–	(246)	–	(2)	–	(255)

At December 31	37	–	2,987	–	17	–	3,041

Minority Interests’ share of proved reserves of Shell Group companies
At December 31	209	–	56	2,231	–	274	2,770

Proved developed reserves

	thousand million standard cubic feet[a]

	2004

	Eastern Hemisphere				Western Hemisphere

			Asia	Middle East		Americas
	Europe	Africa[b]	Pacific[c]	Russia, CIS[d]	USA	Other	Total

Shell Group companies
At January 1	11,477	886	3,128	446	1,754	1,297	18,988
At December 31	12,961	919	2,702	166	1,875	1,080	19,703

Shell Group share of associated companies
At January 1	34	–	1,825	–	22	–	1,881
At December 31	28	–	1,606	–	15	–	1,649

a	These quantities have not been adjusted to standard heat content.

b	Excludes Egypt.

c	Excludes Sakhalin.

d	Middle East and Former Soviet Union/Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

Royal Dutch Shell plc
Financial Report 2004

Supplementary Information – Oil and Gas (unaudited)

thousand million standard cubic feet[a]							thousand million standard cubic feet[a]

2003							2002

Eastern Hemisphere				Western Hemisphere			Eastern Hemisphere				Western Hemisphere

			Middle East,							Middle East,
Europe	Africa[b]	Asia Pacific[c]	Russia, CIS[d]	USA	Other	Total	Europe	Africa[b]	Asia Pacific[c]	Russia, CIS[d]	USA	Other	Total

21,284	1,692	7,862	1,118	3,842	1,959	37,757	22,022	1,780	9,031	1,777	3,663	2,257	40,530
(435)	(688)	8	(22)	(70)	(181)	(1,388)	(110)	1	(680)	(282)	162	(123)	(1,032)
4	506	17	–	10	30	567	6	–	150	–	20	–	176
459	1,361	6	2,790	305	34	4,955	29	–	126	–	410	9	574
6	–	–	–	–	–	6	673	–	–	–	208	12	893
(139)	–	–	–	(389)	(17)	(545)	(5)	–	(212)	–	(10)	–	(227)
(1,303)	(128)	(541)	(258)	(555)	(197)	(2,982)	(1,331)	(89)	(553)	(377)	(611)	(196)	(3,157)

19,876	2,743	7,352	3,628	3,143	1,628	38,370	21,284	1,692	7,862	1,118	3,842	1,959	37,757

44	–	3,243	–	21	–	3,308	48	–	2,943	–	15	–	3,006
–	–	106	–	9	–	115	1	–	434	–	7	–	442
1	–	11	–	–	–	12	–	–	8	–	–	–	8
1	–	–	–	–	–	1	3	–	80	–	1	–	84
–	–	–	–	–	–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–	–	–	–	–	–
(7)	–	(238)	–	(3)	–	(248)	(8)	–	(222)	–	(2)	–	(232)

39	–	3,122	–	27	–	3,188	44	–	3,243	–	21	–	3,308

–	–	63	1,285	–	300	1,648	–	–	61	59	–	342	462

thousand million standard cubic feet[a]							thousand million standard cubic feet[a]

2003							2002

Eastern Hemisphere				Western Hemisphere			Eastern Hemisphere				Western Hemisphere

			Middle East,							Middle East,
Europe	Africa[b]	Asia Pacific[c]	Russia, CIS[d]	USA	Other	Total	Europe	Africa[b]	Asia Pacific[c]	Russia, CIS[d]	USA	Other	Total

11,472	735	3,405	574	2,311	1,464	19,961	11,880	668	3,635	1,097	2,363	1,754	21,397
11,477	886	3,128	446	1,754	1,297	18,988	11,472	735	3,405	574	2,311	1,464	19,961

38	–	1,776	–	17	–	1,831	41	–	1,759	–	11	–	1,811
34	–	1,825	–	22	–	1,881	38	–	1,776	–	17	–	1,831

Royal Dutch Shell plc

Financial Report 2004	47

Supplementary Information – Oil and Gas (unaudited)

Standardised measure of discounted future cash flows

United States accounting principles require the disclosure of a standardised measure of discounted future cash flows, relating to proved oil and gas reserve quantities and based on prices and costs at the end of each year, currently enacted tax rates and a 10% annual discount factor. The information so calculated does not provide a reliable measure of future cash flows from proved reserves, nor does it permit a realistic comparison to be made of one entity with another because the assumptions used cannot reflect the varying circumstances within each entity. In addition a substantial but unknown proportion of future real cash flows from oil and gas production activities is expected to derive from reserves which have already been discovered, but which cannot yet be regarded as proved.

$ million

	2004

	Eastern Hemisphere				Western Hemisphere

				Middle East,
	Europe	Africa[b]	Asia Pacific[c]	Russia, CIS[d]	USA	Other	Total

Shell Group companies
Future cash inflows	107,956	47,326	26,461	51,565	33,525	12,578	279,411
Future production costs	29,641	13,354	4,882	10,020	5,354	3,600	66,851
Future development costs	11,778	4,928	3,669	10,216	1,841	834	33,266
Future tax expenses	34,635	16,831	6,147	14,031	9,860	2,074	83,578

Future net cash flows	31,902	12,213	11,763	17,298	16,470	6,070	95,716
Effect of discounting cash flows at 10%	14,925	4,037	5,270	11,375	5,803	2,007	43,417

Standardised measure of discounted future net cash flows	16,977	8,176	6,493	5,923	10,667	4,063	52,299

Shell Group share of associated companies							5,527

Minority interests	285	180	36	1,078	–	548	2,128

Change in standardised measure of Shell Group companies discounted future net cash flows
relating to proved Oil and Gas Reserves[a]			$ million

	2004	2003	2002

At January 1	48,172	55,160	37,910
Net changes in prices and production costs	23,524	12,178	34,592
Extensions, discoveries and improved recovery	6,223	9,255	5,177
Purchases and sales of minerals in place	(564)	(2,558)	7,319
Revisions of previous reserve estimates	(385)	(4,103)	375
Development cost related to future production	(6,829)	(14,291)	(6,168)
Sales and transfers of oil and gas, net of production costs[f]	(27,530)	(24,892)	(20,387)
Development cost incurred during the year	9,386	8,205	6,503
Accretion of discount	7,947	9,051	6,053
Net change in income tax	(7,645)	167	(16,214)

At December 31	52,299	48,172	55,160

a	The weighted average year-end spot oil price in 2004 was $37.61/bbl ($26.52/bbl in 2003, $24.49/bbl in 2002) and the weighted average year-end spot gas price in 2004 was $21.27/boe ($18.03/boe in 2003, $15.75/boe in 2002).

b	Excludes Egypt.

c	Excludes Sakhalin.

d	Middle East and Former Soviet Union / Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

e	Includes a transfer of proved developed reserves from Shell Group to associated companies of 360 million barrels in 2004 ($260 million).

Additional information concerning proved reserves

Proved reserves can be either developed or undeveloped. Shell Group proved reserves at December 31, 2004 were divided into 58% developed and 42% undeveloped on a barrel of oil equivalent basis.

Proved reserves are recognised under various forms of contractual agreements. Shell Group proved reserves volumes present in agreements such as Production Sharing Contracts or other forms of economic entitlement contracts where Shell Group share of reserves can vary with actual year-end price are approximately 859 million barrels of crude oil and natural gas liquids and 9,720 thousand million standard cubic feet of gas.

Royal Dutch Shell plc
Financial Report 2004

Supplementary Information – Oil and Gas (unaudited)

$ million							$ million

2003							2002

Eastern Hemisphere				Western Hemisphere			Eastern Hemisphere				Western Hemisphere

			Middle East,							Middle East,
Europe	Africa[b]	Asia Pacific[c]	Russia, CIS[d]	USA	Other	Total	Europe	Africa[b]	Asia Pacific[c]	Russia, CIS[d]	USA	Other	Total

108,836	36,965	21,695	42,627	31,203	14,710	256,036	98,126	36,427	22,243	36,513	32,541	16,280	242,130
20,241	6,347	4,365	7,579	4,949	4,156	47,637	18,721	5,034	3,563	5,174	4,841	3,673	41,006
6,541	4,661	2,528	9,679	3,085	1,315	27,809	4,783	4,670	2,397	2,844	3,201	1,532	19,427
39,605	16,396	4,076	15,309	8,467	2,469	86,322	32,125	18,690	4,538	17,443	9,103	3,447	85,346

42,449	9,561	10,726	10,060	14,702	6,770	94,268	42,497	8,033	11,745	11,052	15,396	7,628	96,351
21,126	4,210	4,590	8,491	5,170	2,509	46,096	19,511	3,601	5,343	4,166	5,427	3,143	41,191

21,323	5,351	6,136	1,569	9,532	4,261	48,172	22,986	4,432	6,402	6,886	9,969	4,485	55,160

						5,501							5,600

–	136	30	(1,186)	–	547	(473)	–	123	22	753	–	468	1,366

Royal Dutch Shell plc

Financial Report 2004	49

Supplementary Information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

The following information is provided in accordance with the Securities and Exchange Commission rules issued in 1997. The contract/ notional amounts of the derivative instruments outstanding give an indication of the extent of the use of these instruments but not of the exposure to credit or market risk. Variable interest rates stated are spot rates applying as at December 31. Amounts denominated in non-US dollar currencies have been translated using spot exchange rates at December 31. Associated companies’ data are excluded.

Debt securities held for trading purposes

There were no debt securities held for trading purposes by Shell Group companies at December 31, 2004, or at December 31, 2003.

Debt securities held for purposes other than trading

The following two tables give details of debt securities held for purposes other than trading by Shell Group companies at December 31, 2004 and 2003 respectively, at estimated fair value, by year of maturity.

2004	$ million

						2010
	2005	2006	2007	2008	2009	and after	Total

Fixed rate US dollar debt securities	1,090	29	100	105	162	95	1,581
average Interest rate	2.5%	7.1%	7.2%	5.7%	5.5%	6.5%
Variable rate US dollar debt securities	1	–	–	–	–	–	1
average Interest rate	1.4%	–	–	–	–	–
Fixed rate euro debt securities	255	47	45	–	17	119	483
average Interest rate	2.2%	5.9%	5.5%	–	4.0%	4.8%
Fixed rate UK pound debt securities	5	–	–	6	–	17	28
average Interest rate	8.5%	–	–	5.0%	–	7.5%
Variable rate UK pound debt securities	24	–	–	–	–	–	24
average Interest rate	4.8%	–	–	–	–	–
Fixed rate Canadian dollar debt securities	106	–	–	–	–	10	116
average Interest rate	2.5%	–	–	–	–	8.1%
Other fixed rate debt securities	1	–	–	–	–	14	15
average Interest rate	4.9%	–	–	–	–	5.8%
Other variable rate debt securities	37	–	–	–	–	–	37
average Interest rate	4.6%	–	–	–	–	–

Total	1,519	76	145	111	179	255	2,285

2003	$ million

						2009
	2004	2005	2006	2007	2008	and after	Total

Fixed rate US dollar debt securities	9	54	23	230	75	131	522
average Interest rate	0.7%	5.8%	7.1%	5.6%	3.3%	6.2%
Variable rate US dollar debt securities	9	–	–	–	–	–	9
Average Interest rate	1.4%	–	–	–	–	–
Fixed rate euro debt securities	5	–	48	42	–	109	204
average Interest rate	1.9%	–	6.1%	5.3%	–	5.7%
Fixed rate UK pound debt securities	–	8	–	–	10	5	23
average Interest rate	–	8.5%	–	–	5.7%	7.0%
Fixed rate Canadian dollar debt securities	39	–	–	–	–	8	47
average Interest rate	2.7%	–	–	–	–	9.6%
Fixed rate Swedish krone debt securities	–	–	–	–	–	6	6
average Interest rate	–	–	–	–	–	6.8%
Fixed rate Danish krone debt securities	–	–	–	–	–	7	7
average Interest rate	–	–	–	–	–	5.0%
Other fixed rate debt securities	2	–	–	–	–	–	2
average Interest rate	9.0%	–	–	–	–	–
Other variable rate debt securities	48	–	–	–	–	–	48
average Interest rate	5.6%	–	–	–	–	–

Total	112	62	71	272	85	266	868

Equity securities held for purposes other than trading

At December 31, 2004, Shell Group companies held equity securities for purposes other than trading amounting to $5,017 million (2003: $4,982 million). These principally comprised shares of Royal Dutch and Shell Transport, amounting to $4,187 million (2003: $3,428 million), that are held in connection with share option plans and other incentives compensation plans and a portfolio amounting to $831 million required to be held long-term by the Shell Group insurance companies as security for their insurance activities. The portfolio tracks the Morgan Stanley World Index and therefore is spread over 20 of the major stock markets according to

Royal Dutch Shell plc
Financial Report 2004

Supplementary Information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

respective market capitalisation, including 55% in the USA, 11% in the UK, 9% in Japan, 4% in France, 3% in Switzerland, 3% in Canada and 3% in Germany.

Debt

The following two tables give details of debt owed by Shell Group companies at December 31, 2004 and 2003 respectively, by year of maturity. Estimated fair value approximates carrying amount.

2004	$ million

						2010
	2005	2006	2007	2008	2009	and after	Total

Fixed rate US dollar debt	4,200	676	1,115	85	91	2,073	8,240
average interest rate	2.9%	3.7%	5.2%	8.1%	8.2%	8.3%
Variable rate US dollar debt	339	260	19	9	9	309	945
average interest rate	7.5%	1.8%	3.6%	3.6%	3.7%	5.8%
Fixed rate European debt	294	723	1,322	419	1	2	2,761
average interest rate	2.6%	4.2%	3.4%	3.3%	4.2%	4.5%
Variable rate European debt	20	1	1	1	–	–	23
average interest rate	5.4%	2.9%	3.0%	3.0%	5.0%	5.0%
Other fixed rate debt	201	14	17	16	16	559	823
average interest rate	3.6%	6.6%	5.6%	6.9%	6.9%	7.3%
Other variable rate debt	655	210	–	–	–	–	865
average interest rate	7.3%	2.8%	–	–	–	–

Total	5,709	1,884	2,474	530	117	2,943	13,657

2003	$ million

						2009
	2004	2005	2006	2007	2008	and after	Total

Fixed rate US dollar debt	5,766	804	613	1,073	152	2,709	11,117
average interest rate	1.2%	4.8%	3.2%	5.0%	5.5%	7.9%
Variable rate US dollar debt	1,654	144	169	17	9	316	2,309
average interest rate	3.9%	2.2%	2.1%	3.3%	4.2%	6.1%
Fixed rate European debt	733	4	666	946	377	4	2,730
average interest rate	8.6%	3.6%	4.2%	3.3%	3.5%	3.7%
Variable rate European debt	1,173	2	3	3	1	–	1,182
average interest rate	2.3%	4.3%	4.1%	4.1%	4.6%	5.3%
Other fixed rate debt	203	3	33	1	–	180	420
average interest rate	5.0%	4.2%	10.5%	5.5%	5.5%	7.5%
Other variable rate debt	931	255	42	27	22	17	1,294
average interest rate	6.8%	5.3%	4.0%	4.8%	4.8%	4.8%

Total	10,460	1,212	1,526	2,067	561	3,226	19,052

Fixed rate European currency debt expected to mature in 2005 includes $268 million of UK pound debt (with an average interest rate of 2.8%). The fixed rate European currency debt expected to mature in 2006 is mainly UK pound debt with an average interest rate of 4.3%. Fixed rate European currency debt expected to mature in 2007 includes $1,025 million of Euro debt with an average interest rate of 3.5% and $297 million of UK pound debt with an average interest rate of 3.3%. The fixed rate European currency debt expected to mature in 2008 is Euro debt with an average interest rate of 3.3%. The fixed rate European currency debt due to mature after 2010 is Euro debt with an average interest rate of 4.4%.

Other fixed rate debt expected to mature in 2005 includes $101 million of Argentine peso debt at an average interest rate of 3.3%. Other fixed rate debt due to mature after 2010 is mainly comprised of $154 million of Malaysian Ringgit debt (at an average interest rate of 8.0%) and $391 million of Canadian Dollar debt (at an average interest rate of 6.9%).

Other variable rate debt expected to mature in 2005 includes $205 million of Philippine peso debt with an average interest rate of 8.6% and $116 million of Canadian dollar debt at an average interest rate of 2.5%. Other variable rate debt expected to mature in 2006 includes $191 million of Canadian dollar debt at an average interest rate 2.5%.

Royal Dutch Shell plc

Financial Report 2004	51

Supplementary Information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

Interest rate swaps/forward rate agreements

The following two tables give details of interest rate swaps/ forward rate agreements held by Shell Group companies at December 31, 2004 and 2003 respectively, by expected year of maturity. These are held for purposes other than trading. The variable interest rate component of contracts is generally linked to inter-bank offer rates.

2004							$ million

					2009	Total contract/	Estimated
	2005	2006	2007	2008	and after	notional amount	fair value

US dollar
Fixed to Variable: contract/notional amount	801	600	1,000	300	–	2,701	72
average pay rate	1.7%	1.3%	1.4%	1.4%	–
average receive rate	5.1%	3.1%	5.0	3.3%	–
Variable to Fixed: contract/ notional amount	264	–	122	88	–	474	(17)
average pay rate	2.8%	–	7.2%	6.2%	–
average receive rate	3.3%	–	4.4%	7.3%	–

UK pound
Fixed to Variable: contract/notional amount	–	723	–	–	–	723	8
average pay rate	–	4.5%	–	–	–
average receive rate	–	4.3%	–	–	–

Euro
Fixed to Variable: contract/notional amount	–	–	–	409	–	409	7
average pay rate	–	–	–	2.0%	–
average receive rate	–	–	–	3.3%	–

Total	1,065	1,323	1,122	797	–	4,307	70

2003							$ million

					2008	Total contract/	Estimated
	2004	2005	2006	2007	and after	notional amount	fair value

US dollar
Fixed to Variable: contract/notional amount	–	1,801	600	–	400	2,801	140
average pay rate	–	1.3%	1.1%	–	0.9%
average receive rate	–	5.0%	3.1%	–	3.2%
Variable to Fixed: contract/ notional amount	–	264	–	122	88	474	(25)
average pay rate	–	2.8%	–	7.2%	6.8%
average receive rate	–	3.2%	–	4.2%	7.3%

UK pound
Fixed to Variable: contract/notional amount	–	–	669	–	–	669	11
average pay rate	–	–	3.6%	–	–
average receive rate	–	–	4.3%	–	–

Euro
Fixed to Variable: contract/notional amount	–	–	–	–	378	378	(5)
average pay rate	–	–	–	–	2.1%
average receive rate	–	–	–	–	3.3%

Total	–	2,065	1,269	122	866	4,322	121

Foreign exchange contracts

The following two tables give details of forward exchange contracts held by Shell Group companies at December 31, 2004 and 2003 respectively. These are held for purposes other than trading. Contract categories with a contract/notional amount exceeding $100 million and/or an estimated fair value exceeding $10 million (gain or loss) are listed separately.

2004 (all contracts mature in 2005)			$ million

	Average contractual	Contract/notional	Estimated
	exchange rate	amount	fair value

Buy euro/sell US dollar	1.34	3,919	81
Buy US dollar/sell euro	0.74	2,124	(19)
Buy euro/sell UK pound	0.70	1,836	35
Buy UK pound/sell US dollar	1.89	1,376	25
Buy US dollar/sell Australian dollar	1.30	1,024	(9)
Buy US dollar/sell Norwegian krone	6.26	741	(27)
Buy Singapore dollar/sell US dollar	0.61	401	2
Buy New Zealand dollar/sell US dollar	0.71	335	2
Buy Canadian dollar/sell US dollar	0.79	208	11
Buy Norwegian krone/sell US dollar	0.16	202	1
Buy US dollar/sell Philippine peso	56.19	172	–
Buy US dollar/sell Swedish krone	6.61	141	–
Buy euro/sell Polish zloty	4.10	134	–
Buy US dollar/sell Hong Kong dollar	7.77	131	–
Other contracts		1,176	(7)

Total		13,920	95

Royal Dutch Shell plc
Financial Report 2004

Supplementary Information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

2003 (all contracts mature in 2004)			$ million

	Average contractual	Contract/notional	Estimated
	exchange rate	amount	fair value

Buy US dollar/sell UK pound	0.59	2,255	(118)
Buy US dollar/sell euro	0.80	1,897	(26)
Buy euro/sell US dollar	1.18	2,742	177
Buy UK pound/sell US dollar	1.73	1,017	3
Buy euro/sell UK pound	0.69	824	24
Buy US dollar/sell Australian dollar	1.36	422	(7)
Buy Swiss franc/sell US dollar	0.77	431	24
Buy US dollar/sell Norwegian krone	6.67	672	(18)
Buy Singapore dollar/sell US dollar	0.58	381	2
Buy US dollar/sell Danish krone	5.88	239	(3)
Buy US dollar/sell Swedish krone	7.14	429	(3)
Buy Swedish krona/sell US dollar	0.14	217	1
Buy euro/sell Norwegian krone	8.33	127	5
Buy US dollar/sell Philippine peso	55.87	118	–
Other contracts		1,074	25

Total		12,845	86

Currency swaps/options

The following two tables give details of currency swaps contracts held by Shell Group companies at December 31, 2004 and 2003 respectively, by expected year of maturity. These are held for purposes other than trading. Contract categories with a contract/notional amount exceeding $100 million and/or an estimated fair value exceeding $10 million (gain or loss) are listed separately.

2004									$ million

	Average
	contractual						2010	Total contract/	Estimated
	exchange rate	2005	2006	2007	2008	2009	and after	notional amount	fair value

Buy UK pound/sell euro	1.54	–	–	924	410	–	–	1,334	139
Buy US dollar/sell Canadian dollar	1.40	867	606	441	296	132	–	2,342	(175)
Buy Canadian dollar/sell US dollar	0.69	283	85	59	33	3	–	463	35
Buy US dollar/sell Brazilian real	2.85	101	5	89	61	–	–	256	(60)
Buy UK pound/sell US dollar	1.74	37	31	24	18	14	213	337	26
Buy US dollar/sell Thai baht	39.94	142	–	–	–	–	–	142	(3)
Other contracts	–	36	–	–	–	–	–	36	(4)

Total		1,466	727	1,537	818	149	213	4,910	(42)

2003									$ million

	Average
	contractual						2009	Total contract/	Estimated
	exchange rate	2004	2005	2006	2007	2008	and after	notional amount	fair value

Buy UK pound/sell euro	1.54	338	–	–	855	378	–	1,571	173
Buy US dollar/sell Canadian dollar	1.31	1,136	640	358	209	96	–	2,439	(126)
Buy US dollar/sell euro	1.09	461	–	–	–	–	–	461	171
Buy Australian dollar/sell US dollar	1.67	472	–	–	–	–	–	472	(130)
Buy Canadian dollar/sell US dollar	0.67	324	91	56	46	17	–	534	34
Buy US dollar/sell Brazilian real	2.82	121	47	–	71	–	15	254	(39)
Buy UK pound/sell US dollar	1.74	14	18	5	–	–	144	181	1
Other contracts		98	18	1	–	–	–	117	(5)

Total		2,964	814	420	1,181	491	159	6,029	79

Royal Dutch Shell plc

Financial Report 2004	53

Supplementary Information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

Commodity derivatives

The tables on this and following pages give details of commodity swaps, options and futures contracts held by Shell Group companies at December 31, 2004 and 2003 respectively, by expected year of maturity. Variable prices are linked to indexed or dated commodities.

The increases in fair values of commodity swaps, options and futures between 2003 and 2004 are primarily caused by underlying increases of commodity prices driven by an increase of crude oil prices in 2004.

Commodity swaps held for trading purposes

2004								$ million

						2010 and	Total contract/	Estimated
	2005	2006	2007	2008	2009	after	notional amount	fair value

Crude oil swaps
(a) Variable price to variable price contracts:
contract/notional amount ($ millions)	1,776	30	–	–	–	–	1,806	(8)
Volume (million barrels “m bbl”)	42	1	–	–	–	–
average pay	42.3	41.6	–	–	–	–
average receive	42.1	41.5	–	–	–	–

(b) Buy fixed price/sell variable price contracts:
contract/notional amount ($ millions)	1,843	397	49	13	–	–	2,302	390
Volume (million barrels “m bbl”)	54	13	2	*	–	–
average pay	34.3	31.5	32.6	36.4	–	–
average receive	39.6	39.3	38.0	37.9	–	–

(c) Buy variable price/sell fixed price contracts:
contract/notional amount ($ millions)	2,304	286	38	10	–	–	2,638	(350)
Volume (million barrels “m bbl”)	64	9	1	*	–	–
average pay	40.3	38.7	37.8	37.9	–	–
average receive	36.1	30.7	32.9	36.3	–	–

Crude oil basis swaps
(a) Buy variable/sell variable price contracts
contract/notional amount ($ millions)	53	–	–	–	–	–	53	(8)
Volume (million barrels “m bbl”)	34	–	–	–	–	–
average pay	3.9	–	–	–	–	–
average receive	1.8	–	–	–	–	–

(b) Sell variable/buy variable price contracts
contract/notional amount ($ millions)	2	–	–	–	–	–	2	–
Volume (million barrels “m bbl”)	*	–	–	–	–	–
average pay	4.0	–	–	–	–	–
average receive	4.5	–	–	–	–	–

Crude oil freight swaps
(a) Buy fixed price/sell variable price contracts
contract/notional amount ($ millions)	53	–	–	–	–	–	53	(7)
Volume (million barrels “m bbl”)	29	–	–	–	–	–
average pay	1.9	–	–	–	–	–
average receive	1.7	–	–	–	–	–

(b) Buy variable price/sell fixed price contracts
contract/notional amount ($ millions)	63	–	–	–	–	–	63	1
Volume (million barrels “m bbl”)	47	–	–	–	–	–
average pay	1.3	–	–	–	–	–
average receive	1.4	–	–	–	–	–

Oil products swaps
(a) Buy fixed price/sell variable price contracts
contract/notional amount ($ millions)	3,055	106	–	–	–	–	3,161	(111)
Volume (million barrels “m bbl”)	117	3	–	–	–	–
average pay	26.0	39.4	–	–	–	–
average receive	25.1	40.3	–	–	–	–

(b) Buy variable price/sell fixed price contracts:
contract/notional amount ($ millions)	3,193	158	–	–	–	11	3,362	95
Volume (million barrels “m bbl”)	121	4	–	–	–	*
average pay	25.5	39.6	–	–	–	41.3
average receive	26.3	37.5	–	–	–	38.4

(c) Buy variable/sell variable price contracts
contract/notional amount ($ millions)	810	15	–	–	–	–	825	1
Volume (million barrels “m bbl”)	16	*	–	–	–	–
average pay	49.3	48.5	–	–	–	–
average receive	49.4	48.6	–	–	–	–

Royal Dutch Shell plc
Financial Report 2004

Supplementary Information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

2004 continued								$ million

						2010 and	Total contract/	Estimated
	2005	2006	2007	2008	2009	after	notional amount	fair value

Oil products basis swaps
(a) Buy variable/sell variable price contracts
contract/notional amount ($ millions)	1,020	30	–	–	–	–	1,050	(8)
Volume (million barrels “m bbl”)	170	4	–	–	–	–
average pay	5.8	8.5	–	–	–	–
average receive	5.7	8.6	–	–	–	–

(b) Sell variable/buy variable price contracts
contract/notional amount ($ millions)	137	–	–	–	–	–	137	23
Volume (million barrels “m bbl”)	18	–	–	–	–	–
average pay	7.5	–	–	–	–	–
average receive	8.7	–	–	–	–	–

Electricity swaps
(a) Buy fixed price/sell variable price contracts:
contract/notional amount ($ millions)	3,268	1,296	341	25	2	–	4,932	(2)
Volume (thousand megawatt hours)	57	24	7	0	0	–
average pay	57.0	55.0	52.4	64.3	60.5	–
average receive	55.8	56.6	56.4	65.1	56.5	–

(b) Buy variable price/sell fixed price contracts:
contract/notional amount ($ millions)	3,250	1,245	391	54	6	–	4,946	(14)
Volume (thousand megawatt hours)	57	23	7	1	*	–
average pay	56.1	56.4	57.0	60.6	57.3	–
average receive	57.4	55.3	53.3	59.6	61.3	–

Natural gas swaps
(a) Buy fixed price/sell variable price contracts:
contract/notional amount ($ millions)	5,947	1,350	308	312	70	–	7,987	188
Volume (thousand million cubic feet “bcf”)	923	223	53	55	13	–
average pay ($/thousand cf)	6.4	6.1	5.8	5.2	4.6	–
average receive ($/thousand cf)	6.4	6.5	6.0	5.5	5.1	–

(b) Buy variable price/sell fixed price contracts:
contract/notional amount ($ millions)	6,267	1,005	426	409	206	57	8,370	123
Volume (thousand million cubic feet “bcf”)	954	162	70	69	37	11
average pay ($/thousand cf)	6.4	6.6	6.0	5.7	5.5	5.2
average receive ($/thousand cf)	6.6	6.2	6.1	5.9	5.6	5.1

(c) Buy variable price/sell variable price contracts:
contract/notional amount ($ millions)	404	8	–	–	–	–	412	7
Volume (thousand million cubic feet “bcf”)	64	1	–	–	–	–
average pay ($/thousand cf)	6.4	6.6	–	–	–	–
average receive ($/thousand cf)	6.5	6.6	–	–	–	–

Natural gas basis swaps
(a) Buy variable price/sell variable price
contract/notional amount ($ millions)	455	184	60	35	22	10	766	(134)
Volume (thousand million cubic feet “bcf”)	903	365	116	72	43	24
average pay ($/thousand cf)	0.5	0.6	0.7	0.6	0.6	0.5
average receive ($/thousand cf)	0.4	0.4	0.5	0.5	0.5	0.3

(b) Sell variable price/buy variable price
contract/notional amount ($ millions)	388	135	20	18	4	3	568	139
Volume (thousand million cubic feet “bcf”)	827	281	56	56	18	15
average pay ($/thousand cf)	0.3	0.3	0.3	0.3	0.0	0.0
average receive ($/thousand cf)	0.4	0.5	0.5	0.4	0.3	0.2

							43,433	325

Royal Dutch Shell plc

Financial Report 2004	55

Supplementary Information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

2003							$ million

						Total contract/	Estimated
	2004	2005	2006	2007	2008	notional amount	fair value

Crude oil swaps
(a) Variable price to variable price contracts:
contract/notional amount ($ million)	2,671	13	–	–	–	2,684	(3)
Volume (million barrels “m bbl”)	84	*	–	–	–
average pay ($/bbl)	31.9	26.3	–	–	–
average receive ($/bbl)	31.9	26.3	–	–	–

(b) Buy fixed price/sell variable price contracts:
contract/notional amount ($ million)	1,452	272	63	–	–	1,787	230
Volume (m bbl)	58	11	3	–	–
average pay ($/bbl)	25.0	24.3	24.2	–	–
average receive ($/bbl)	28.3	28.0	26.1	–	–

(c) Buy variable price/sell fixed price contracts:
contract/notional amount ($ million)	1,364	241	13	–	–	1,618	(160)
Volume (m bbl)	58	10	1	–	–
average pay ($/bbl)	28.9	24.5	26.7	–	–
average receive ($/bbl)	27.1	23.2	23.8	–	–

Crude oil basis swaps
(a) Buy variable price/sell variable price contracts:
contract/notional amount ($ million)	2	–	–	–	–	2	–
Volume (m bbl)	5	–	–	–	–
average pay ($/bbl)	1.0	–	–	–	–
average receive ($/bbl)	0.3	–	–	–	–

(b) Sell variable price/buy variable price contracts:
contract/notional amount ($ million)	3	–	–	–	–	3	(1)
Volume (m bbl)	2	–	–	–	–
average pay ($/bbl)	0.5	–	–	–	–
average receive ($/bbl)	1.5	–	–	–	–

Crude oil freight swaps
(a) Buy fixed price/sell variable price contracts:
contract/notional amount ($ million)	10	–	–	–	–	10	1
Volume (m bbl)	9	–	–	–	–
average pay ($/bbl)	1.2	–	–	–	–
average receive ($/bbl)	1.4	–	–	–	–

(b) Buy variable price/sell fixed price contracts:
contract/notional amount ($ million)	53	–	–	–	–	53	(9)
Volume (m bbl)	79	–	–	–	–
average pay ($/bbl)	0.8	–	–	–	–
average receive ($/bbl)	0.7	–	–	–	–

Oil products swaps
(a) Buy fixed price/sell variable price contracts:
contract/notional amount ($ million)	853	19	–	–	–	872	42
Volume (m bbl)	34	1	–	–	–
average pay ($/bbl)	25.4	19.9	–	–	–
average receive ($/bbl)	26.4	22.2	–	–	–

(b) Buy variable price/sell fixed price contracts:
contract/notional amount ($ million)	934	4	11	–	–	949	(46)
Volume (m bbl)	40	*	1	–	–
average pay ($/bbl)	24.3	23.8	24.3	–	–
average receive ($/bbl)	23.2	22.6	21.7	–	–

Royal Dutch Shell plc
Financial Report 2004

Supplementary Information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

2003 continued								$ million

						2009	Total contract/	Estimated
	2004	2005	2006	2007	2008	and after	notional amount	fair value

Oil products basis swaps
(a) Buy variable price/sell variable price contracts:
contract/notional amount ($ million)	268	–	–	–	–	–	268	(16)
Volume (m bbl)	94	–	–	–	–	–
average pay ($/bbl)	1.8	–	–	–	–	–
average receive ($/bbl)	2.9	–	–	–	–	–

(b) Sell variable price/buy variable price contracts:
contract/notional amount ($ million)	95	–	–	–	–	–	95	13
Volume (m bbl)	20	–	–	–	–	–
average pay ($/bbl)	0.2	–	–	–	–	–
average receive ($/bbl)	5.4	–	–	–	–	–

Electricity swaps
(a) Buy fixed price/sell variable price contracts:
contract/notional amount ($ million)	832	177	147	88	12	–	1,256	35
Volume (thousand megawatt hours “MMwh”)	17	3	3	2	**	–
average pay ($/Mwh)	50.5	51.3	50.4	51.9	66.3	–
average receive ($/Mwh)	52.9	51.4	49.0	51.0	61.3	–

(b) Buy variable price/sell fixed price contracts:
contract/notional amount ($ million)	803	188	120	124	33	–	1,268	1
Volume (MMwh)	16	3	2	2	1	–
average pay ($/Mwh)	54.1	54.9	53.8	53.5	59.5	–
average receive ($/Mwh)	54.9	53.1	52.3	52.2	56.4	–

Natural gas swaps
(a) Buy fixed price/sell variable price contracts:
contract/notional amount ($ million)	5,212	485	135	47	–	–	5,879	750
Volume (thousand million cubic feet “bcf”)	1,005	109	32	9	–	–
average pay ($/thousand cf)	5.2	4.5	4.1	5.0	–	–
average receive($/thousand cf)	5.8	5.2	4.8	5.0	–	–

(b) Buy variable price/sell fixed price contracts:
contract/notional amount ($ million)	5,362	391	27	4	4	7	5,795	(711)
Volume (bcf)	1,025	83	445	1	1	2
average pay ($/thousand cf)	5.9	5.2	4.7	4.7	4.7	4.6
average receive ($/thousand cf)	5.2	4.7	4.8	4.2	4.2	4.2

Natural gas basis swaps
(a) Buy variable price/sell variable price contracts:
contract/notional amount ($ million)	325	97	50	32	14	19	537	(180)
Volume (bcf)	829	210	109	62	33	46
average pay ($/thousand cf)	1.81	0.58	0.60	1.33	0.49	0.43
average receive ($/thousand cf)	2.57	0.46	0.46	1.05	0.42	0.42

(b) Sell variable price/buy variable price contracts:
contract/notional amount ($ million)	255	59	22	9	5	6	356	196
Volume (m bcf)	743	145	54	30	20	23
average pay ($/thousand cf)	0.15	0.20	0.16	0.11	0.11	0.09
average receive ($/thousand cf)	0.34	0.41	0.40	0.31	0.23	0.25

Total							23,432	142

*	less than one million barrels

**	less than one thousand megawatt hours

Shell Group companies also held chemical product and natural gas liquid swaps at December 21, 2004 with a contract/notional amount of $102 million (2003: $10 million) and an estimated fair value of $(1) million (2003: $(1) million) and expected maturity in 2005 – 2007 (2004).

Commodity swaps held for purposes other than trading

At December 31, 2003 Shell Group companies held crude oil, natural gas and oil product commodity swaps for purposes other than trading with a contract/notional amount of $82 million and an estimated fair value of $1 million.

Royal Dutch Shell plc

Financial Report 2004	57

Supplementary Information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

Commodity options held for trading purposes

2004						$ million

	2005	2006	2007	2008	Total contract/	Estimated
				and after	notional amount	fair value

Crude oil buy calls
contract/notional amount ($ million)	870	143	11	–	1,024	(37)
volume (m bbl)	19	4	*	–
average strike price ($/bbl)	44.7	33.2	39.7	–

Crude oil sell calls
contract/notional amount ($ million)	873	145	–	–	1,018	46
volume (m bbl)	20	4	–	–
average strike price ($/bbl)	42.9	32.8	–	–

Crude oil buy put
contract/notional amount ($ million)	917	97	3	–	1,017	10
volume (m bbl)	27	3	*	–
average strike price ($/bbl)	34.5	32.0	29.7	–

Crude oil sell put
contract/notional amount ($ million)	972	103	20	–	1,095	(27)
volume (m bbl)	28	3	1	–
average strike price ($/bbl)	34.2	33.4	31.2	–

Oil products buy put option
contract/notional amount ($ million)	177	132	–	–	309	15
volume (m bbl)	158	128	–	–
average strike price ($/bbl)	1.1	1.0	–	–

Oil products sell put option
contract/notional amount ($ million)	193	131	–	–	324	(14)
volume (m bbl)	158	128	–	–
average strike price ($/bbl)	1.2	1.0	–	–

Oil products buy call option
contract/notional amount ($ million)	176	51	–	–	227	–
volume (m bbl)	50	42	–	–
average strike price ($/bbl)	3.5	1.2	–	–

Oil products sell call option
contract/notional amount ($ million)	128	51	–	–	179	(1)
volume (m bbl)	49	42	–	–
average strike price ($/bbl)	2.6	1.2	–	–

Natural gas buy call
contract/notional amount ($ million)	10,740	1,354	60	–	12,154	583
volume (bcf)	1,493	180	9	–
average strike price ($/thousand cf)	7.2	7.5	6.6	–

Natural gas sell call
contract/notional amount ($ million)	9,309	1,060	22	6	10,397	(455)
volume (bcf)	1,312	158	4	*
average strike price ($/thousand cf)	7.1	6.7	6.3	6.3

Natural gas buy put
contract/notional amount ($ million)	8,332	942	25	14	9,313	674
volume (bcf)	1,757	201	4	3
average strike price ($/thousand cf)	4.7	4.7	5.5	4.8

Natural gas sell put
contract/notional amount ($ million)	9,547	986	44	21	10,598	(818)
volume (bcf)	1,996	209	8	5
average strike price ($/thousand cf)	4.8	4.7	5.8	5.7

Electricity buy call option
contract/notional amount ($ million)	290	–	–	–	290	3
volume (million MWh)	6	–	–	–
average strike price ($/MWh)	48.4	–	–	–

Electricity sell call option
contract/notional amount ($ million)	379	–	–	–	379	(7)
volume (million MWh)	8	–	–	–
average strike price ($/MWh)	48.6	–	–	–

Electricity buy put option
contract/notional amount ($ million)	486	–	–	–	486	8
volume (million MWh)	12	–	–	–
average strike price ($/MWh)	41.3	–	–	–

Electricity sell put option
contract/notional amount ($ million)	204	–	–	–	204	1
volume (million MWh)	5	–	–	–
average strike price ($/MWh)	38.2	–	–	–

Total					49,014	(19)

* less than one million barrels

Royal Dutch Shell plc
Financial Report 2004

Supplementary Information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

2003						$ million

	2004	2005	2006	2007	Total contract/	Estimated
					notional amount	fair value

Crude oil buy calls
contract/notional amount ($ million)	397	7	–	–	404	31
volume (m bbl)	14	*	–	–
average strike price ($/bbl)	29.6	29.8

Crude oil sell calls
contract/notional amount ($ million)	389	68	–	–	457	(58)
volume (m bbl)	14	2	–	–
average strike price ($/bbl)	28.3	25.6	–	–

Crude oil buy put
contract/notional amount ($ million)	570	28	–	–	598	9
volume (m bbl)	24	1	–	–
average strike price ($/bbl)	23.8	20.5	–	–

Crude oil sell put
contract/notional amount ($ million)	455	7	–	–	462	(9)
volume (m bbl)	20	*	–	–
average strike price ($/bbl)	23.4	26.6	–	–

Oil products buy put option
contract/notional amount ($ million)	261	–	–	–	261	(2)
volume (m bbl)	11	–	–	–
average strike price ($/bbl)	23.1	–	–	–

Oil products sell put option
contract/notional amount ($ million)	41	–	–	–	41	–
volume (m bbl)	2	–	–	–
average strike price ($/bbl)	27.7	–	–	–

Oil products buy call option
contract/notional amount ($ million)	8	–	–	–	8	–
volume (m bbl)	*	–	–	–
average strike price ($/bbl)	42.0	–	–	–

Oil products sell call option
contract/notional amount ($ million)	274	–	–	–	274	(2)
volume (m bbl)	10	–	–	–
average strike price ($/bbl)	27.2	–	–	–

Natural gas buy call
contract/notional amount ($ million)	8,112	414	30	–	8,556	692
volume (bcf)	1,242	74	6	–
average strike price ($/thousand cf)	6.5	5.6	4.9	–

Natural gas sell call
contract/notional amount ($ million)	6,788	232	39	1	7,060	(528)
volume (bcf)	1,024	36	7	*
average strike price ($/thousand cf)	6.6	6.4	6.0	4.1

Natural gas buy put
contract/notional amount ($ million)	6,316	168	63	–	6,547	174
volume (bcf)	1,479	41	14	–
average strike price ($/thousand cf)	4.3	4.1	4.5	–

Natural gas sell put
contract/notional amount ($ million)	7,292	387	47	1	7,727	(252)
volume (bcf)	1,648	96	12	*
average strike price ($ /thousand cf)	4.4	4.1	4.1	5.7

Electricity buy call option
contract/notional amount ($ million)	409	–	–	–	409	(28)
volume (million MWh)	10	–	–	–
average strike price ($/MWh)	41.6	–	–	–

Electricity sell call option
contract/notional amount ($ million)	350	–	–	–	350	30
volume (MWh)	9	–	–	–
average strike price ($/MWh)	39.3	–	–	–

Electricity buy put option
contract/notional amount ($ million)	176	–	–	–	176	(11)
volume (MWh)	6	–	–	–
average strike price ($/MWh)	31.1	–	–	–

Electricity sell put option
contract/notional amount ($ million)	183	–	–	–	183	16
volume (MWh)	6	–	–	–
average strike price ($/MWh)	28.8	–	–	–

Total					33,513	62

*	less than one million barrels

Royal Dutch Shell plc

Financial Report 2004	59

Supplementary Information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

Shell Group companies also held chemical options at December 31, 2003 with a contract/notional amount of $1 million and estimated fair value less than $1 million and expected maturity in 2004.

Commodity options held for purposes other than trading

At December 31, 2004 Shell Group companies held natural gas commodity sales contracts for purposes other than trading with a contract/notional amount of $1.6 billion (2003: $1.1 billion) and estimated fair value of $(359) million (2003: $(191) million) with expected maturity 2005 – 2025.

Commodity futures held for trading purposes

2004					$ million

				Total contract/	Estimated
	2005	2006	2007	notional amount	fair value

IPE Brent futures
(a) Short contracts:
contract/notional amount ($ million)	341	26	–	367	66
volume (m bbl)	8	1	–
weighted average price ($/bbl)	42.2	34.3	–
(b) Long contracts:
contract/notional amount ($ million)	561	79	–	640	86
volume (m bbl)	14	2	–
weighted average price ($/bbl)	40.9	39.2	–

IPE Gasoil futures
(a) Short contracts:
contract/notional amount ($ million)	274	–	–	274	17
volume (m bbl)	6	–	–
weighted average price ($/bbl)	34.81	–	–
(b) Long contracts:
contract/notional amount ($ million)	196	2	–	198	(5)
volume (m bbl)	4	*	–
weighted average price ($/bbl)	39.42	32.7	–

IPE Natural gas futures
(a) Short contracts:
contract/notional amount ($ million)	6	–	–	6	3
volume (bcf)	1	–	–
weighted average price ($/thousands cf)	6.0	–	–
(b) Long contracts:
contract/notional amount ($ million)	4	–	–	4	4
volume (bcf)	1	–	–
weighted average price ($/bbl)	5.7	–	–

Nymex crude oil futures
(a) Short contracts:
contract/notional amount ($ million)	130	132	15	277	(18)
volume (m bbl)	3	3	*
weighted average price ($/bbl)	43.9	39.4	36.4
(b) Long contracts:
contract/notional amount ($ million)	427	21	10	458	(15)
volume (m bbl)	10	1	*
weighted average price ($/bbl)	44.1	40.5	37.0

Nymex oil product futures
(a) Short contracts:
contract/notional amount ($ million)	533	–	–	533	(28)
volume (m bbl)	11	–	–
weighted average price ($/bbl)	50.9	–	–
(b) Long contracts:
contract/notional amount ($ million)	308	4	–	312	–
volume (m bbl)	6	*	–
weighted average price ($/bbl)	51.9	47.88	–

Nymex natural gas futures
(a) Short contracts:
contract/notional amount ($ million)	1,824	121	1	1,946	95
volume (bcf)	278	19	**
weighted average price ($/thousand cf)	5.9	6.1	5.7
(b) Long contracts:
contract/notional amount ($ million)	1,678	77	2	1,757	(70)
volume (bcf)	256	13	**
weighted average price ($/thousand cf)	5.7	5.2	5.8

Royal Dutch Shell plc
Financial Report 2004

Supplementary Information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

2004 continued					$ million

				Total contract/	Estimated
	2005	2006	2007	notional amount	fair value

Imarex freight futures
(a) Short contracts:
contract/notional amount ($ million)	14	–	–	14	2
volume (million tonnes)	3	–	–
weighted average price ($/tonne)	11.8	–	–
(b) Long contracts:
contract/notional amount ($ million)	7	–	–	7	–
volume (million tonnes)	1	–	–
weighted average price ($/tonne)	12.9	–	–

Nord Pool electricity futures
(a) Short contracts:
contract/notional amount ($ million)	–	–	–	–	–
volume (million MWh)	–	–	–
weighted average price ($/MWh)	–	–	–
(b) Long contracts:
contract/notional amount ($ million)	10	37	–	47	(2)
volume (million MWh)	***	1	–
weighted average price ($/MWh)	34.7	378	–

Total				6,840	135

*	less than one million barrels

**	less than one billion cubic feet

***	less than one million megawatt hours

2003					$ million

	2004	2005	2006	Total contract/	Estimated
				notional amount	fair value

IPE Brent futures
(a) Short contracts:
contract/notional amount ($ million)	218	15	–	233	–
volume (m bbl)	8	*	–
weighted average price ($/bbl)	28.4	26.7	–
(b) Long contracts:
contract/notional amount ($ million)	510	33	–	543	32
volume (m bbl)	17	1	–
weighted average price ($/bbl)	29.9	26.8	–

IPE Gasoil futures
(a) Short contracts:
contract/notional amount ($ million)	89	21	–	110	(4)
volume (m bbl)	2	1	–
weighted average price ($/bbl)	36.7	30.3	–
(b) Long contracts:
contract/notional amount ($ million)	92	20	–	112	2
volume (m bbl)	3	*	–
weighted average price ($/bbl)	33.9	30.0	–

IPE Natural gas futures
(a) Short contracts:
contract/notional amount ($ million)	11	–	–	11	(1)
volume (bcf)	2	–	–
weighted average price ($/thousand bcf)	5.8	–	–
(b) Long contracts:
contract/notional amount ($ million)	75	–	–	75	(3)
volume (bcf)	12	–	–
weighted average price ($/thousand bcf	6.3	–	–

Nymex crude oil futures
(a) Short contracts:
contract/notional amount ($ million)	82	4	–	86	1
volume (mbbl)	3	*	–
weighted average price ($/bbl)	31.6	24.9	–
(b) Long contracts:
contract/notional amount ($ million)	456	22	–	478	43
volume (m bbl)	16	1	–
weighted average price ($/bbl)	28.9	25.2	–

Royal Dutch Shell plc

Financial Report 2004	61

Supplementary Information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

2003 continued					$ million

	2004	2005	2006	Total contract/	Estimated
				notional amount	fair value

Nymex oil product futures
(a) Short contracts:
contract/notional amount ($ million)	350	–	–	350	(6)
volume (m bbl)	9	–	–
weighted average price ($/bbl)	38.4	–	–
(b) Long contracts:
contract/notional amount ($ million)	71	1	–	72	–
volume (m bbl)	2	*	–
weighted average price ($/bbl)	34.8	31.6	–

Nymex natural gas futures
(a) Short contracts:
contract/notional amount ($ million)	1,983	22	–	2,005	(253)
volume (bcf)	384	4	–
weighted average price ($/thousand cf)	5.2	5.2	–
(b) Long contracts:
contract/notional amount ($ million)	1,776	81	2	1,859	242
volume (bcf)	344	18	**
weighted average price ($/thousand cf)	5.2	4.6	4.4

Nord Pool electricity futures
(a) Short contracts:
contract/notional amount ($ million)	52	–	–	52	–
volume (million MWh)	2	–	–
weighted average price ($/MWh)	31.8	–	–
(b) Long contracts:
contract/notional amount ($ million)	1,420	222	–	1,642	(5)
volume (million MWh)	43	7	–
weighted average price ($/MWh))	33.0	32.9	–

Total				7,628	48

*	less than one million barrels.

**	less than one billion cubic feet.

Futures contracts shown above represent unmatched positions. The total contract/notional amount of short contracts represents an aggregation of Shell Group companies’ positions where, at December 31, 2004 and 2003 respectively, sales contracts exceed the purchase contracts with the same maturity date. The total contract/notional amount of long contracts represents an aggregation of Shell Group companies’ positions where, at December 31, 2004 and 2003 respectively, purchase contracts exceed the sales contracts with the same maturity date.

Royal Dutch Shell plc
Financial Report 2004